Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
LATTICE SEMICONDUCTOR CORPORATION
(solely for the purpose of Section 11.10)
LATTICE SEMICONDUCTOR LTD.
AFF INV ACQUISITION CORPORATION
AND
SILICONBLUE TECHNOLOGIES LTD.,
AND
FORTIS ADVISORS LLC, AS AGENT FOR COMPANY HOLDERS

DECEMBER 9, 2011

i

4.7	Capital Structure	31
4.8	Financial Statements	33
4.9	Absence of Certain Changes	34
4.10	Assets and Properties	36
4.11	Title to Property; Encumbrances	36
4.12	Litigation	37
4.13	Restrictions on Business Activities	37
4.14	Compliance with Laws; Permits and FCPA	37
4.15	Intellectual Property	38
4.16	Environmental Matters	44
4.17	Taxes	45
4.18	Employee Benefit Plans	47
4.19	Employee Matters	51
4.20	Interested Party Transactions	52
4.21	Insurance	53
4.22	Books and Records	53
4.23	Customs and International Trade Laws	53
4.24	Customers and Suppliers	53
4.25	Accounts Receivable	54
4.26	Inventory	54
4.27	Warranties	54
4.28	Bank Accounts; Powers of Attorney	55
4.29	Finders' Fees; Transaction Expenses	55
4.30	Disclosure Documents	55
4.31	Takeover Statutes	55
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB	56
5.1	Organization and Standing	56
5.2	Authority and Enforceability	56
5.3	Non-Contravention	56
5.4	Government Consent	56
5.5	Litigation	57
5.6	Sufficient Funds	57

ARTICLE VI	COVENANTS	57
6.1	Conduct of Business of the Company	57
6.2	Reasonable Efforts	57
6.3	Third Party Consents; Notices	58
6.4	Stockholder Approval and Board Recommendation	58
6.5	No Solicitation	59
6.6	Confidentiality; Public Disclosure	59
6.7	Notices	60
6.8	Access to Information; Customer Visits	60
6.9	Consideration Spreadsheet	60
6.10	Expenses	61
6.11	Director and Officer Indemnification	61
6.12	Employee Matters	62
ARTICLE VII	CONDITIONS TO THE MERGER	63
7.1	Conditions to Obligations of Each Party to Effect the Merger	63
7.2	Additional Conditions to Obligations of the Company	63
7.3	Additional Conditions to the Obligations of Parent and Sub	64
ARTICLE VIII	TERMINATION, AMENDMENT AND WAIVER	66
8.1	Termination	66
8.2	Effect of Termination	66
8.3	Amendment	67
8.4	Extension; Waiver	67
ARTICLE IX	INDEMNIFICATION	67
9.1	Survival of Representations, Warranties, Covenants and Agreements	67
9.2	Indemnification by Company Holders	68
9.3	Limitations; Exclusive Remedy	68
9.4	Claims	70
9.5	Third Party Claims	70
9.6	Claims Procedure	72
9.7	Company Holders' Agent	72
ARTICLE X	TAX MATTERS	75
10.1	Responsibility for Filing Tax Returns	75
10.2	No Section 338(g) Elections	76

10.3	Indemnification for Post-Closing Subpart F Income	76
10.4	Straddle Period	76
10.5	Cooperation	76
10.6	Tax Sharing Agreements	76
10.7	Certain Taxes and Fees	76
10.8	Section 280G Approval	76
ARTICLE XI	GENERAL PROVISIONS	77
11.1	Notices	77
11.2	Interpretation	78
11.3	Counterparts	79
11.4	Entire Agreement; Nonassignability; Parties in Interest	79
11.5	Assignment	79
11.6	Severability	79
11.7	Remedies Cumulative	79
11.8	Governing Law	80
11.9	No Disqualification	80
11.10	Representations, Warranties and Covenants of Purchaser Parent	80
11.11	Rules of Construction	82
11.12	WAIVER OF JURY TRIAL	82

Exhibits and Schedules

Exhibit A        -    Escrow Agreement
Exhibit B        -    Plan of Merger
Exhibit C        -    Letter of Transmittal
Exhibit D        -    Consideration Spreadsheet

Schedule 1.1A    -    Certain Company Products
Schedule 1.1B    -    Company Customer
Schedule 3.2    -    Sample Working Capital
Schedule 6.8    -    Customer Calls

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of December 9, 2011 (the "Agreement Date"), by and among Lattice Semiconductor, Ltd., a Bermuda exempt company ("Parent"), Aff Inv Acquisition Corporation, a Cayman Islands exempted company and wholly owned subsidiary of Parent ("Sub"), SiliconBlue Technologies Ltd., a Cayman Islands exempted company (the "Company"), Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as agent for the Company Holders (the "Company Holders' Agent"), and, solely with respect to Section 11.10 of this Agreement, Lattice Semiconductor Corporation, a Delaware corporation ("Purchaser Parent").
RECITALS
A.    The respective boards of directors of the Company, Sub and Parent have determined that it would be advisable and in the best interests of the shareholders of their respective companies that Sub merge with and into the Company (the "Merger"), with the Company to survive the Merger and to become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement, and, in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated by this Agreement.
B.    Pursuant to the Merger, among other things, the issued and outstanding shares of the Company shall be converted into the right to receive an amount in cash in the manner set forth herein.
C.    The Company, Sub and Parent desire to make certain representations, warranties, covenants and other agreements in connection with the Merger, in each case as set forth herein.
D.    Concurrently with the execution and delivery of this Agreement, each holder of Company Preferred Stock shall execute and deliver to Parent a Voting Agreement, providing for the holder's agreement to approve the Merger, proxy and specified other matters set forth in the Voting Agreement.
E.    Concurrently with the execution and delivery of this Agreement, each of the Key Employees shall execute and deliver to Parent an Employment Agreement, which will become effective at Closing.
AGREEMENT
NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1     Certain Definitions. As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the fifth decimal place.

"Accounting Firm" means Moss Adams LLP.
"Acquisition Proposal" means any inquiry, proposal or offer from any Person or Group, other than Parent and Sub, relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company (whether held by the Company or any Subsidiary of the Company) equal to thirty-five percent (35%) or more of the Company's consolidated assets or to which thirty-five percent (35%) or more of the Company's revenues on a consolidated basis are attributable, (b) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13 under the Exchange Act) of thirty-five percent (35%) or more of any class of equity securities of the Company or any Subsidiary or (c) tender offer or exchange offer that if completed would result in any Person or Group beneficially owning thirty-five percent (35%) or more of any class of equity securities of the Company or any Subsidiary.
"Advisory Group" has the meaning set forth in Section 9.7(c).
"affiliate" has the meaning set forth in Rule 144 promulgated under the Securities Act.
"Aggregate Exercise Price" means the sum of the exercise price of (i) all Outstanding Company Options and (ii) all In-The-Money Company Warrants, in each case that are unexercised and outstanding immediately prior to the Closing.
"Agreed Amount" means part, but not all, of the Damages.
"Agreement" has the meaning set forth in the Preamble.
"Agreement Date" has the meaning set forth in the Preamble.
"Approval" has the meaning set forth in Section 4.5(a).
"Balance Sheet Date" has the meaning set forth in Section 4.8.
"Business Day" means a day (a) other than Saturday or Sunday and (b) on which commercial banks are open for business in the State of Oregon and in the Cayman Islands.
"Business Systems" means the Software, computer systems, communications systems and network systems used by the Company in its business, whether located on the Company's premises or accessed remotely by the Company.

"Cayman Islands Act" means the Companies Law (2011 Revision) of the Cayman Islands.
"Certificates" has the meaning set forth in Section 2.8(c).
"Claim" has the meaning set forth in Section 9.4.
"Claim Notice" has the meaning set forth in Section 9.4.
"Closing" has the meaning set forth in Section 2.2.
"Closing Certificates" means the Closing Expenses Certificate, the Company Closing Certificate, the certificate provided by Company pursuant to Section 7.3(b)(ii), and the certificate provided by Company pursuant to Section 7.3(b)(vi),
"Closing Date" has the meaning set forth in Section 2.2.
"Closing Date Cash" means (a) cash and cash equivalents existing in Company bank accounts at 11:59 p.m. (Pacific Time) on the day immediately preceding the Closing Date, excluding any cash or cash equivalents subject to restriction on withdraw or use by the Company, minus (b) any outstanding undrawn checks or other pending withdraws.
"Closing Date Debt" means any amounts outstanding (including all principal, interest, reimbursements or other financial obligations, whether or not due and payable) with respect to Company Debt immediately prior to Closing.
"Closing Date Working Capital" means the Company's Working Capital determined as of 11:59 p.m. (Pacific Time) on the day immediately preceding the Closing Date. The Closing Date Working Capital shall be calculated in accordance with the sample calculation (including giving effect to the pro forma adjustments noted therein) set forth in Schedule 3.2.
"Closing Expenses Certificate" means a certificate executed by the Chief Financial Officer of the Company, on behalf of the Company, dated as of the Closing Date, certifying the aggregate amount of the Transaction Expenses (including an itemized list of each such Transaction Expense with a brief but reasonable description of the nature of such expense and the Person to whom such expense is owed). The Closing Expenses Certificate shall include a representation of the Company, certified by the Chief Financial Officer of the Company, that such certificate includes all of the Transaction Expenses, it being the express intent of the Company and Parent that to the maximum extent possible all of the Transaction Expenses unpaid immediately prior to the Closing be included within the Transaction Expenses deducted in the calculation of the Total Merger Consideration and that there be no Indemnifiable Transaction Expenses.
"Code" means the United States Internal Revenue Code of 1986 and any regulations, rulings and other guidance promulgated thereunder, all as amended and in effect from time to time.
"Company" has the meaning set forth in the Preamble.

"Company Board" means the board of directors of the Company.
"Company Capital Stock" means the Company Ordinary Shares, the Company Preferred Stock and any other outstanding capital stock of the Company.
"Company Closing Certificate" has the meaning set forth in Section 7.3(b)(i).
"Company Debt" has the meaning set forth in Section 4.8(e).
"Company Domain Names" has the meaning set forth in Section 4.15(t).
"Company Holders" means, collectively, the Company Stockholders, holders of Outstanding Company Options and holders of Company Warrants and the participants in the Company Sale Bonus Plan, in each case as of immediately prior to the Effective Time.
"Company Holders' Agent" has the meaning set forth in the Preamble.
"Company Holders' Agent Fund" has the meaning set forth in Section 9.7(d).
"Company Intellectual Property" means all Intellectual Property owned by the Company or which the Company purports to own.
"Company Optionholders" means the holders of Outstanding Company Options.
"Company Options" means options to purchase Company Ordinary Shares, whether granted under the Company Stock Plan or otherwise.
"Company Ordinary Shares" means the Ordinary Shares, $0.0001 par value per share, of the Company (as defined in the Existing Memorandum and Articles).
"Company Patents" has the meaning set forth in Section 4.15(b).
"Company Preferred Stock" means the Series A Preference Shares, the Series A-1 Preference Shares, the Series B Preference Shares, the Series C Preference Shares, and the Series D Preference Shares, each of which is $0.0001 par value per share (in each case as such term is defined in the Existing Memorandum and Articles).
"Company Products" means all products and services either existing or under development that have been, within the past three (3) years, marketed, offered, sold, licensed, distributed, or made available by, or for, the Company to its customers or are listed on Schedule 1.1A.
"Company Proprietary Software" means all Software owned by the Company and all Software that the Company purports to own.
"Company Real Estate" has the meaning set forth in Section 4.10(a).
"Company Registered Intellectual Property" has the meaning set forth in Section 4.15(a).

"Company Representatives" has the meaning set forth in Section 6.5.
"Company Sale Bonus Amount" means the aggregate amount set forth in the Company Sale Bonus Plan less the aggregate amount the participants in the Company Sale Bonus Plan receive for the participants' Company Options pursuant to Section 2.7(a)(vii), as such amount is set forth in the Consideration Spreadsheet.
"Company Sale Bonus Plan" means the Company Sale Bonus Plan, dated effective as of the Agreement Date, a complete copy of which has been provided to Parent.
"Company Stock Plan" means the Company's 2006 Share Option Plan.
"Company Stockholder Approval" means the approval of this Agreement and the Merger by "special resolution" (as defined under the Cayman Islands Act), which requires the vote (i) of holders of at least two-thirds of the outstanding Company Capital Stock and (ii) of holders of at least two-thirds of the outstanding Company Preferred Stock, in each case in person or by proxy at the Stockholders' Meeting at which a quorum of holders of two-thirds of the outstanding Company Capital Stock are present.
"Company Stockholders" means the holders of shares of outstanding Company Capital Stock.
"Company Warrantholders" means the holders of Company Warrants.
"Company Warrants" means warrants to purchase shares of Company Capital Stock.
"Confidentiality Agreement" has the meaning set forth in Section 6.6.
"Consideration Spreadsheet" has the meaning set forth in Section 6.9.
"Contract" means any written or oral legally binding contract, agreement, instrument, arrangement, commitment or obligation (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).
"Customs and International Trade Laws" means any law, statute, executive order, regulation, rule, permit, license, directive, order, decree, ordinance, award, or other decision or requirement having the force or effect of law, of any arbitrator, court, government or government agency or instrumentality (domestic or foreign), concerning the importation of merchandise, the export or reexport of products (including technology and services), the terms and conduct of international transactions, and making or receiving international payments, including but not limited to the Tariff Act of 1930 as amended and other laws and programs administered or enforced by the United States Customs Service and its successor agencies, the Export Administration Act of 1979 as amended, the Export Administration Regulations, the International Emergency Economic Powers Act as amended, the Arms Export Control Act, the International Traffic in Arms Regulations, any other export controls administered by an agency of the United States government, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, executive orders of the President of the United States regarding embargoes and restrictions on transactions with designated entities (including countries, terrorists, organizations and individuals), the embargoes and restrictions administered by the United States Office of Foreign Assets Control, the Money Laundering Control Act of 1986 as amended, requirements for the marking of imported merchandise, prohibitions or restrictions on the importation of merchandise made with the use of slave or child labor, the Foreign Corrupt Practices Act as amended, the antiboycott regulations administered by the United States Department of Commerce, the antiboycott regulations administered by the United States Department of the Treasury, legislation and regulations of the United States and other countries implementing the North American Free Trade Agreement, antidumping and countervailing duty laws and regulations, and laws and regulations adopted by the governments or agencies of other countries concerning the ability of U.S. persons to own businesses or conduct business in those countries, restrictions by other countries on holding foreign currency or repatriating funds, or otherwise relating to the same subject matter as the United States statutes and regulations described above.
"Damages" has the meaning set forth in Section 9.2.
"Disclosure Documents" has the meaning set forth in Section 4.30.
"Disclosure Schedule" has the meaning set forth in Article IV.
"Dispute" means the dispute resulting if the Company Holders' Agent in a Response disputes liability for all or part of any Damages.
"Dispute Notice" has the meaning set forth in Section 3.2(c).
"Dissenting Shares" means any shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time and in respect of which dissenters' rights have been perfected in accordance with Section 238 of the Cayman Islands Act in connection with the Merger.
"Effective Time" has the meaning set forth in Section 2.3.
"Employee Benefit Plan" means any retirement, pension, profit sharing, deferred compensation, stock bonus, savings, bonus, incentive, cafeteria, medical, dental, vision, hospitalization, life insurance, accidental death and dismemberment, medical expense reimbursement, dependent care assistance, tuition reimbursement, disability, sick pay, holiday, vacation, severance, change of control, stock purchase, stock option, restricted stock, phantom stock, stock appreciation rights, fringe benefit or other employee benefit plan, fund, policy, program, contract or payroll practice of any kind (including any "employee benefit plan," as defined in Section 3(3) of ERISA) or any employment, consulting or personal services Contract, qualified or nonqualified, funded or unfunded, or domestic or foreign, (i) sponsored, maintained or contributed to by the Company, or to which the Company is a party, (ii) covering or benefiting any current or former officer, employee, agent, director or independent contractor of the Company (or any dependent or beneficiary of any such individual), or (iii) with respect to which the Company has (or could have) any obligation or Liability.

"Employment Agreements" means certain agreements to be entered into as of Closing between Parent and each Key Employee.
"Encumbrance" means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale, right of first offer, right of first refusal, option, pre-emptive right, security arrangement, collateral assignment, claim, charge, lease, license, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset.
"Environmental and Safety Laws" means any federal, foreign, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants, or which are intended to assure the safety of employees, workers or other persons, including the public.
"Environmental Permits" means all environmental, health and safety Permits required under or issued pursuant to any applicable Environmental and Safety Laws.
"ERISA" means the Employee Retirement Income Security Act of 1974 and any regulations, rulings and other guidance promulgated thereunder, all as amended and in effect from time to time.
"ERISA Affiliate" means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other Person that, together with the Company or any Subsidiary of the Company, is (or, at any time, was) treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.
"Escrow Agent" means Wells Fargo N.A.
"Escrow Agreement" means the Escrow Agreement between Parent and the Company Holders' Agent, substantially in the form of Exhibit A.
"Escrow Cash" means an amount of cash equal to $6,200,000.
"Escrow Fund" means the Escrow Cash and any interest or income earned on the Escrow Cash held by the Escrow Agent pursuant to the Escrow Agreement.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.
"Existing Memorandum and Articles" means the amended and restated Memorandum and Articles of Association of the Company adopted by special resolution on May 27, 2011.
"Exploit" means practice, research, develop, design, test, modify, make, have made, use, sell, offer to sell, lease, license, import, export, reproduce, compile, market, license, sublicense, distribute, commercialize, support, maintain, correct, create derivative works, and otherwise exploit.

"Financial Statements" has the meaning set forth in Section 4.8(a).
"Foreign Benefit Plan" has the meaning set forth in Section 4.18(k).
"Fully Diluted Number" means the sum, without duplication, of (1) the total number of Company Ordinary Shares outstanding immediately prior to the Effective Time, (2) the total number of shares of Series A Preferred, Series A-1 Preferred, Series B Preferred, Series C Preferred and Series D Preferred outstanding immediately prior to the Effective Time, (3) the total number of Company Ordinary Shares that are issuable upon exercise of the Outstanding Company Options outstanding immediately prior to the Effective Time, and (4) the total number of shares of Company Capital Stock that are issuable upon exercise of In-The-Money Company Warrants outstanding immediately prior to the Effective Time.
"GAAP" means United States generally accepted accounting principles, applied in a manner consistent with the Company's past practice.
"Governmental Entity" means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority.
"Group" shall have the definition ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder.
"Guaranteed Obligations" means all covenants, duties, liabilities and obligations of Parent and Sub under this Agreement and the Escrow Agreement.
"Harmful Code" means any program routine, device, virus, code or other feature, that is not documented in the technical documentation for Company Proprietary Software, that is designed to delete, disable, interfere with, perform unauthorized modifications to, or provide unauthorized access to any Software or Company Product.
"Hazardous Materials" means any toxic or hazardous substance, material or waste or any pollutant or contaminant, petroleum, or infectious or reactive substance, material or waste defined in or regulated under any Environmental and Safety Laws, but excludes office and janitorial supplies properly and safely maintained.
"Hazardous Materials Activities" means transporting, storing, using, manufacturing, disposing of, releasing, or exposing employees or others to Hazardous Materials.
"Indemnifiable Transaction Expenses" means any Transaction Expenses which have not been paid prior to the Closing and which have not been taken into account in the calculation, directly or indirectly, of the Total Merger Consideration. All Indemnifiable Transaction Expenses shall constitute "Damages" for purposes of Article IX.
"Indemnified Person(s)" has the meaning set forth in Section 9.2.

"Indemnifying Person(s)" has the meaning set forth in Section 9.4.
"Infringed" has the meaning set forth in Section 4.15(g).
"Intellectual Property" means any and all of the following and all corresponding rights which may exist or be created under the laws of any jurisdiction: (a) all inventions (whether or not patentable or reduced to practice), all improvements thereto, all patents and industrial designs, patent and industrial design applications, and patent disclosures, together with all extensions, continuations, divisionals, continuations-in-part, or reissues or reexaminations in connection therewith and all rights under 35 U.S.C. §273, including all information and materials useful as evidence of any such rights; (b) all trademarks, service marks, trade names, service names, logos, slogans, brand names and trade dress rights and other indicia of source, and all applications, registrations and renewals in connection therewith, and all goodwill associated with any of the foregoing; (c) all Internet domain names, URLs and websites; (d) all works of authorship (whether or not copyrightable), copyrights (including "look-and-feel"), mask work rights, database rights and moral rights, and all applications, registrations and renewals in connection therewith; (e) all trade secrets, know-how, technologies, processes, techniques, protocols, methods, data, algorithms, architectures, layouts, product specifications, methodologies, ideas, research and development, and confidential information (including technical data, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (f) all Software; (g) all rights of privacy; and (h) all other proprietary and industrial property rights.
"In-The-Money Company Warrants" means Company Warrants that have an exercise price per share less than the Per Share Residual Consideration (for Ordinary Share Warrants), Per Share Series A Merger Consideration (for Series A Warrants), or Per Share Series D Merger Consideration (for Series D Warrants), as applicable.
"IRS" means the United States Internal Revenue Service.
"Inventory" has the meaning set forth in Section 4.26.
"Key Employee" means each of Kapil Shankar, Andrew Chan, Michael Herman, Tom Chan, D.J. Wang and James Lee.
"knowledge" means (a) with respect to the Company, the actual knowledge of Kapil Shankar, Michael Hasley, Andrew Chan, D.J. Wang, Tom Chan and Michael Herman, in each case after reasonable inquiry; provided, however, that with respect to representations and warranties related to Intellectual Property, reasonable inquiry shall not require the conduct of a freedom to operate or similar inquiry into the Intellectual Property owned by another Person, and (b) with respect to Parent, the actual knowledge of any of Parent's and Purchaser Parent's officers after reasonable inquiry.
"Latest Balance Sheet" has the meaning set forth in Section 4.8(a).
"Legal Requirements" means any federal, state, foreign, local, municipal or other law, statute, constitution, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise in effect by or under the authority of any Governmental Entity and any orders, writs, injunctions, awards, judgments and decrees applicable to the Company or to any of its assets, properties or businesses.
"Letter of Transmittal" has the meaning set forth in Section 2.8(c).
"Liabilities" means all costs, debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under any Legal Requirements or Proceeding and those arising under any Contract.
"Limitation Exceptions" has the meaning set forth in Section 9.3.
"Material Adverse Effect" with respect to any Person means any change, event, development, circumstance or effect (each, an "Effect") that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by such Person in this Agreement, is, or would be reasonably expected to, (a) be materially adverse to the financial condition, assets (including intangible assets), liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole, or (b) materially impede or delay such Person's ability to complete the transactions contemplated by this Agreement in accordance with its terms and applicable Legal Requirements, except to the extent any such Effect results from or arises out of: (i) the announcement of the transactions contemplated by this Agreement or the satisfaction of the obligations set forth herein, including the response or reaction of customers, vendors, suppliers, licensors, strategic partners, or employees of the Company or its Subsidiaries, (ii) changes in the general economic conditions or political climate in the U.S. or any region in the world where the Company or its Subsidiaries operate their respective business, (iii) changes in the U.S. or global financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes generally applicable to the industries in which the Company or its Subsidiaries conduct their respective business, including changes in overall market conditions, technology acceptance trends, product acceptance, changes in accounting principles and practices applicable generally or to such industries, (v) changes in legal or regulatory conditions, including changes or proposed changes in Legal Requirements applicable to the Company or any of its Subsidiaries or any of their respective properties, assets or liabilities, or in applicable accounting or tax regulations or principles or interpretations thereof, including GAAP; (vi) any failure by the Company and/or its Subsidiaries to meet any projections, forecasts, budgets or revenue or earnings predictions for any period; provided, however, that any Effect arising out of the Company's customer(s) listed in Schedule 1.1B notifying the Company of its determination to discontinue the purchase of the Company's Products, which discontinuation will directly result in a decline in forecasted or actual demand for the Company's Products of greater than fifty percent (50%), will be deemed a Material Adverse Effect, (vii) any change in the cash position of the Company or any of its Subsidiaries in the Ordinary Course of Business or any failure of the Company or its Subsidiaries to have the requisite funds to pay their respective Liabilities incurred in the Ordinary Course of Business as they become due or (viii) any national, international or any regional political or social conditions, including the results of any primary or general elections, any natural disasters, acts of war, terrorism, sabotage or other "acts of God", unless in the case of clauses (ii)-(iv) and (viii), the Effect adversely effects the Company and its Subsidiaries in a disproportionate manner as compared to companies that operate in the same business as the Company and its Subsidiaries.
"Material Contract" has the meaning set forth in Section 4.6(a).
"Merger" has the meaning set forth in the Preamble.
"New Litigation Claim" has the meaning set forth in Section 6.7.
"Ordinary Course of Business" means the conduct of business in the ordinary course in substantially the same manner as conducted in the past by the Company and its Subsidiaries or Parent (as applicable).
"Ordinary Share Warrants" means all Company Warrants exercisable for Company Ordinary Shares.
"Organizational Documents" has the meaning set forth in Section 4.4.
"Outstanding Company Options" means any Company Options that as of immediately prior to or at the Effective Time are (whether pursuant to action of the Company Board or otherwise) outstanding and exercisable under the terms of any Contract with the Company (including any Company Stock Plan or otherwise).
"Parent" has the meaning set forth in the Preamble.
"Parent Closing Certificate" has the meaning set forth in Section 7.2(b)(i).
"Payment Agent" has the meaning set forth in Section 2.8(b).
"Per Share Residual Consideration" means the number obtained by (a) taking the (i) Total Merger Consideration, plus (ii) the Aggregate Exercise Price, less (iii) the Total Liquidation Preference, divided by (b) the Fully Diluted Number.
"Per Share Series A Liquidation Preference" means $0.0559.
"Per Share Series A Merger Consideration" means the number obtained by adding (a) the Per Share Series A Liquidation Preference, plus, (b) the Per Share Residual Consideration, which such number shall not exceed $0.3354 in the aggregate.
"Per Share Series A-1 Liquidation Preference" means $0.0643.
"Per Share Series A-1 Merger Consideration" means the number obtained by adding (a) the Per Share Series A-1 Liquidation Preference, plus, (b) the Per Share Residual Consideration, which such number shall not exceed $0.3858 in the aggregate.
"Per Share Series B Liquidation Preference" means $0.0746.

"Per Share Series B Merger Consideration" means the number obtained by adding (a) the Per Share Series B Liquidation Preference, plus, (b) the Per Share Residual Consideration, which such number shall not exceed $0.4476 in the aggregate.
"Per Share Series C Liquidation Preference" means $0.04055.
"Per Share Series C Merger Consideration" means the number obtained by adding (a) the Per Share Series C Liquidation Preference, plus, (b) the Per Share Residual Consideration, which such number shall not exceed $0.2433 in the aggregate.
"Per Share Series D Liquidation Preference" means $0.076869.
"Per Share Series D Merger Consideration" means the number obtained by adding (a) the Per Share Series D Liquidation Preference, plus, (b) the Per Share Residual Consideration, which such number shall not exceed $0.23652 in the aggregate.
"Permits" means licenses, permits, registrations, certificates, consents, accreditations, approvals and franchises, membership affiliations, rights, approvals and orders of any Governmental Entity, other than the Environmental Permits.
"Permitted Encumbrances" means: (a) statutory liens for Taxes that are not yet due and payable and liens for Taxes that are being contested in good faith; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers' compensation, unemployment insurance or similar programs mandated by applicable law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (e) imperfections of title and Encumbrances the existence of which, individually and in the aggregate, would not be material to the Company.
"Person" means any natural person, company, corporation, limited liability company, general partnership, limited partnership, trust, proprietorship, joint venture, business organization or Governmental Entity.
"Plan of Merger" has the meaning set forth in Section 2.1.
"Post-Closing Working Capital Statement" has the meaning set forth in Section 3.2.
"Pre-Closing Period" has the meaning set forth in Section 6.1.
"Pre-Closing Taxes" means (a) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date ("Pre-Closing Tax Period"), (b) all Taxes of any member of an affiliated, combined, consolidated, unitary or similar group, or arrangement for group relief, of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax law), (c) any and all Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract or pursuant to any law, which Taxes relate to an event or transaction occurring on or prior to the Closing Date, and (d) any Taxes imposed on the Company as a result of the transactions contemplated by this Agreement, in each case, except to the extent such Taxes are reflected in the Post-Closing Working Capital Statement and specifically taken into account in computing Closing Date Working Capital.
"Preliminary Working Capital Statement" has the meaning set forth in Section 3.2.
"Proceedings" means any action, suit, proceeding, complaint, demand, claim, charge, inquiry, investigation, arbitration or mediation whether or not before or by a Governmental Entity or any arbitrator or arbitration panel or any mediator or mediation panel.
"Pro Rata Portion" means, with respect to a particular Company Holder, a percentage equal to the quotient of (a) the portion of the Total Merger Consideration and Company Sale Bonus Amount to which such Company Holder is entitled pursuant to Article II and the Company Sale Bonus Plan, as applicable, divided by (b) the Total Merger Consideration and the Company Sale Bonus Amount all Company Holders are entitled to pursuant to Article II and the Company Sale Bonus Plan, as applicable.
"Publicly Available Software" means: (a) any Software that may require as a condition of use, modification or distribution that such Software or other Software incorporated into, linked with, derived from, based upon or distributed with such Software: (i) be disclosed, licensed or distributed in source code form, (ii) be licensed for the purpose of making derivative works, and/or (iii) be redistributable at no charge, and (b) Software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (q) the GNU General Public License (GPL), (r) the GNU Lesser General Public License (LGPL), (s) the Artistic License (e.g., PERL), (t) the Mozilla Public License, (u) the Eclipse Public License, (v) the Netscape Public License, (w) the Sun Community Source License (SCSL), (x) the Sun Industry Source License (SISL), (y) the Apache Software License, and (z) the BSD License.
"Purchaser Parent" has the meaning set forth in the Preamble.
"Registered Intellectual Property" means all Intellectual Property that is registered or issued or filed or applied for anywhere in the world under the authority of any Governmental Entity or registration body, including all patents, patent applications, copyright registrations and applications for registration, trademark registrations and applications for registration, and Internet domain name registrations.
"Response" means a written response containing the information provided for in Section 9.6.
"SEC" means the Securities and Exchange Commission.
"Section 280G Payments" has the meaning set forth in Section 10.7.

"Section 338 Allocations" has the meaning set forth in Section 10.2.
"Securities Act" means the Securities Act of 1933, as amended.
"Series A Preferred" has the meaning set forth in Section 4.7.
"Series A Warrants" means all Company Warrants exercisable for shares of Series A Preferred.
"Series A-1 Preferred" has the meaning set forth in Section 4.7.
"Series B Preferred" has the meaning set forth in Section 4.7.
"Series C Preferred" has the meaning set forth in Section 4.7.
"Series D Preferred" has the meaning set forth in Section 4.7.
"Series D Warrants" means all Company Warrants exercisable for shares of Series D Preferred.
"Significant Customers and Distributors" has the meaning set forth in Section 4.24(a).
"Significant Supplier" has the meaning set forth in Section 4.24(b).
"Software" means any and all (a) computer programs, operating systems, applications, firmware or software code of any nature, whether operational, under development or inactive, including all object code, source code, data files, rules, definitions, models and methodologies derived from the foregoing and any derivations, updates, enhancements and customization of any of the foregoing, whether in machine-readable form or otherwise and irrespective of the programming language, and whether stored, encoded, recorded or written on disk, tape, film, memory device, paper or other media of any nature; (b) databases and compilations, including any and all data and collections of data whether machine readable or otherwise; (c) diagrams, descriptions, schematics, flow-charts and other work product used to design, plan, organize and develop any of the foregoing; and (d) all documentation, including user documentation, user manuals and training materials relating to any of the foregoing.
"Stockholders' Meeting" has the meaning set forth in Section 6.4.
"Straddle Period" has the meaning set forth in Section 10.3.
"Subsidiary" means, as of the applicable point in time, each corporation, partnership, limited liability company or other entity of which a Person owns, directly or indirectly, more than fifty percent (50%) of the outstanding voting securities or voting equity interests or of which a Person has the power, directly or indirectly, through ownership of equity securities or otherwise, to direct or manage the business or affairs.
"Survival Period" has the meaning set forth in Section 9.1.

"Surviving Company" has the meaning set forth in Section 2.1.
"Tax" (and, with correlative meaning, "Taxes" and "Taxable") means any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount, whether disputed or not, imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each such Governmental Entity, a "Tax Authority"), and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
"Tax Return" means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.
"Termination Date" has the meaning set forth in Section 8.1(b).
"Third Party Claim" has the meaning set forth in Section 9.5(a).
"Third Party Intellectual Property" means all Intellectual Property owned by third parties, including Third Party Software, that is either (a) licensed, offered or provided to customers of the Company as part of or in conjunction with any Company Product or (b) otherwise used by the Company in the conduct of its business.
"Third Party Software" has the meaning set forth in Section 4.15(j).
"Threshold Amount" has the meaning set forth in Section 9.3(b).
"Total Liquidation Preference" means the sum of (a) the Total Series A Liquidation Preference, plus (b) the Total Series A-1 Liquidation Preference, plus (c) the Total Series B Liquidation Preference, plus (d) the Total Series C Liquidation Preference, plus (e) the Total Series D Liquidation Preference.
"Total Merger Consideration" means an amount equal to (i) (a) $62,000,000, plus (b) the amount of Closing Date Cash, plus or minus, as applicable, (c) the amount by which the Closing Date Working Capital exceeds or is less than $100,000; minus (d) the amount of the Closing Date Debt, minus (e) the amount of any Transaction Expenses, minus (f) the Company Holders' Agent Fund, and minus (ii) the Company Sale Bonus Amount.
"Total Outstanding Series A Preferred" means the aggregate number of shares of Series A Preferred issued and outstanding immediately prior to the Effective Time.
"Total Outstanding Series A-1 Preferred" means the aggregate number of shares of Series A-1 Preferred issued and outstanding immediately prior to the Effective Time.

"Total Outstanding Series B Preferred" means the aggregate number of shares of Series B Preferred issued and outstanding immediately prior to the Effective Time.
"Total Outstanding Series C Preferred" means the aggregate number of shares of Series C Preferred issued and outstanding immediately prior to the Effective Time.
"Total Outstanding Series D Preferred" means the aggregate number of shares of Series D Preferred issued and outstanding immediately prior to the Effective Time.
"Total Series A Liquidation Preference" means the product obtained by multiplying (a) the Per Share Series A Liquidation Preference and (b) the Total Outstanding Series A Preferred.
"Total Series A-1 Liquidation Preference" means the product obtained by multiplying (a) the Per Share Series A-1 Liquidation Preference and (b) the Total Outstanding Series A-1 Preferred.
"Total Series B Liquidation Preference" means the product obtained by multiplying (a) the Per Share Series B Liquidation Preference and (b) the Total Outstanding Series B Preferred.
"Total Series C Liquidation Preference" means the product obtained by multiplying (a) the Per Share Series C Liquidation Preference and (b) the Total Outstanding Series C Preferred.
"Total Series D Liquidation Preference" means the product obtained by multiplying (a) the Per Share Series D Liquidation Preference and (b) the Total Outstanding Series D Preferred.
"Transaction Expenses" means all out of pocket fees and expenses of the Company incurred in connection with the Merger and this Agreement and the transactions contemplated hereby, whether or not paid, payable, billed or accrued prior to the Closing (including any fees and expenses of legal counsel, fees and expenses payable to financial advisors, investment bankers and brokers of the Company notwithstanding any contingencies for escrows, and any such fees incurred by Company Holders paid for or to be paid for by the Company, and expenses of Company Holders in connection with the Merger that the Company has agreed to pay or is otherwise obligated to pay).
"Working Capital" means (a) the current assets of the Company (excluding Closing Date Cash) minus (b) the current liabilities of the Company (excluding Transaction Expenses and any Closing Date Debt and including any bonus or similar compensation granted to employees of the Company in connection with the Merger and not paid at or prior to Closing, except the Company Sale Bonus Amount). Such components of current assets and current liabilities shall be valued in accordance with GAAP and on the same basis and applying the past accounting principles, policies, and practices used by the Company, except to the extent set forth in this definition or as may be specified on Schedule 3.2. A sample calculation of Working Capital is set forth in Schedule 3.2.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Section 1.1 shall have the meanings assigned to such terms in this Agreement.

ARTICLE II

THE MERGER

2.1    The Merger. At the Effective Time, on the terms and subject to the conditions set forth in this Agreement, the Plan of Merger in substantially the form attached as Exhibit B (as it may be modified by agreement of Parent, Sub and the Company to conform with the Cayman Islands Act, the "Plan of Merger") and the applicable provisions of the Cayman Islands Act, Sub shall merge with and into the Company, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving company and a wholly owned Subsidiary of Parent. The Company, as the surviving company after the Merger, is hereinafter sometimes referred to as the "Surviving Company."

2.2    Closing. Unless this Agreement is earlier terminated in accordance with Section 8.1, the closing of the transactions contemplated hereby (the "Closing") shall take place three Business Days after the satisfaction or waiver of each of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time and date as may be agreed upon by the parties. The Closing shall take place remotely via the exchange of documentation. The date on which the Closing occurs is herein referred to as the "Closing Date."

2.3    Effective Time. At the Closing, after the satisfaction or waiver of each of the conditions set forth in Article VII, Sub and the Company shall cause the Plan of Merger, along with all documentation and declarations required under the Cayman Islands Act, to be properly filed with the Registrar of Companies, in accordance with the relevant provisions of the Cayman Islands Act (the time of filing with the Registrar of Companies of such filing or such later time as may be agreed to by Parent and the Company in writing (and, if applicable, set forth in the Plan of Merger) being referred to herein as the "Effective Time").

2.4    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Plan of Merger and the applicable provisions of the Cayman Islands Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Sub shall remain or vest in the Surviving Company, and all debts, liabilities and duties of the Company and Sub shall remain or become debts, liabilities and duties of the Surviving Company.

2.5    Memorandum and Articles of Association. At the Effective Time, the Memorandum and Articles of Association of Sub shall be the Memorandum and Articles of Association of the Surviving Company, except that the Memorandum and Articles of Association shall be amended and restated as provided by the Cayman Islands Act to change the name to "SiliconBlue Technologies Ltd."

2.6     Directors and Officers.

(a)     At the Effective Time, the members of the board of directors of Sub immediately prior to the Effective Time shall be the members of the board of directors of the Surviving Company immediately after the Effective Time until their respective successors are duly elected or appointed and qualified.

(b)    At the Effective Time, the officers of Sub immediately prior to the Effective Time shall be the officers of the Surviving Company immediately after the Effective Time until their respective successors are duly appointed.

2.7    Effect on Company Capital Stock, Company Warrants and Company Options.

(a)    Treatment of Company Capital Stock Owned by Company Holders; Treatment of Capital Stock of Sub. On the terms and subject to the conditions set forth in this Agreement, and without any action on the part of any holder of Company Capital Stock, Company Warrants and/or Company Options:

(i)Series D Preferred. At the Effective Time, each share of Series D Preferred issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 2.8(a), an amount of cash (without interest) equal to the Per Share Series D Merger Consideration. The amount of cash each Company Stockholder is entitled to receive for the shares of Series D Preferred held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts payable for all shares of Series D Preferred held by such Company Stockholder.

(ii)Series C Preferred. At the Effective Time, each share of Series C Preferred issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 2.8(a), an amount of cash (without interest) equal to the Per Share Series C Merger Consideration. The amount of cash each Company Stockholder is entitled to receive for the shares of Series C Preferred held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts payable for all shares of Series C Preferred held by such Company Stockholder.

(iii)Series B Preferred. At the Effective Time, each share of Series B Preferred issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 2.8(a), an amount of cash (without interest) equal to the Per Share Series B Merger Consideration. The amount of cash each Company Stockholder is entitled to receive for the shares of Series B Preferred held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts payable for all shares of Series B Preferred held by such Company Stockholder.

(iv)Series A-1 Preferred. At the Effective Time, each share of Series A-1 Preferred issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 2.8(a), an amount of cash (without interest) equal to the Per Share Series A-1 Merger Consideration. The amount of cash each Company Stockholder is entitled to receive for the shares of Series A-1 Preferred held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts payable for all shares of Series A-1 Preferred held by such Company Stockholder.

(v)Series A Preferred. At the Effective Time, each share of Series A Preferred issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 2.8(a), an amount of cash (without interest) equal to the Per Share Series A Merger Consideration. The amount of cash each Company Stockholder is entitled to receive for the shares of Series A Preferred held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts payable for all shares of Series A Preferred held by such Company Stockholder.

(vi)Company Ordinary Shares. At the Effective Time, each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares owned by the Company) shall be automatically converted into the right to receive, subject to and in accordance with Section 2.8(a), an amount of cash (without interest) equal to the Per Share Residual Consideration. The amount of cash each Company Stockholder is entitled to receive for the shares of Company Ordinary Shares held by such Company Stockholder shall be rounded to the nearest cent and computed after aggregating cash amounts payable for all Company Ordinary Shares held by such Company Stockholder.

(vii)Company Options. Parent shall not assume the Company Stock Plan and the vesting of all Company Options shall accelerate immediately prior to the Effective Time. Effective as of the Effective Time, each unexpired and unexercised Outstanding Company Option shall terminate effective as of the Effective Time, and, in exchange therefor, each former holder of any such terminated Outstanding Company Option shall be entitled to receive, from Parent, in consideration of the termination of such Outstanding Company Option and in settlement therefor, an amount in cash (without interest and subject to (x) any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company and (y) Section 2.8(a)) equal to the product of (A) the total number of Company Ordinary Shares previously subject to such Outstanding Company Option and (B) the excess, if any, of the Per Share Residual Consideration over the exercise price per share of Company Ordinary Shares previously subject to such Outstanding Company Option. At the Closing, Parent shall pay to the Company, or its designated payroll processor, by wire transfer in immediately available funds, the amount payable to the Company Optionholders pursuant to this Section 2.7(a)(vii), as set forth on the Consideration Spreadsheet for distribution to the Company Optionholders on the Closing Date in accordance with the terms of this Agreement pursuant to the Company's payroll practices.

(viii)Company Warrants. Prior to the Closing, the Company shall have taken all actions necessary and appropriate to provide that each unexpired and unexercised Company Warrant shall terminate effective as of the Effective Time, and, in exchange therefor, each former holder of any such terminated Company Warrant shall be entitled to receive from Parent, in consideration of the termination of such Company Warrant and in settlement therefor, an amount in cash (without interest and subject to (x) any applicable withholding or other Taxes required by applicable Legal Requirements to be withheld or otherwise paid by the Company and (y) Section 2.8(a)) equal:

(A)    with respect to Company Warrants exercisable for Company Ordinary Shares, to the product of (1) the total number of Company Ordinary Shares subject to such Company Warrant, multiplied by (2) the excess, if any, of the Per Share Residual Consideration over the exercise price per Company Ordinary Share subject to such Company Warrant;
(B)    with respect to Company Warrants exercisable for shares of Series A Preferred, to the product of (1) the total number of shares of Series A Preferred subject to such Company Warrant, multiplied by (2) the excess, if any, of the Per Share Series A Merger Consideration over the exercise price per share of Series A Preferred subject to such Company Warrant; and
(C)    with respect to Company Warrants exercisable for shares of Series D Preferred, to the product of (1) the total number of shares of Series D Preferred subject to such Company Warrant, multiplied by (2) the excess, if any, of the Per Share Series D Merger Consideration over the exercise price per share of Series D Preferred subject to such Company Warrant.
(ix)    Total Merger Consideration. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Parent to the Company Holders (in respect of the Company Capital Stock, Company Options and/or Company Warrants held by such Company Holders) exceed the Total Merger Consideration, except as may be required as a result of an appraisal after the Effective Time in accordance with Section 2.7(c) and Section 238 of the Cayman Islands Act.

(x)    Capital Stock of Sub. Each share of capital stock of Sub that is issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without further action on the part of the sole stockholder of Sub, be converted into and become 100 ordinary shares, par value $0.0001 per share, of the Surviving Company (and the shares of Surviving Company into which the shares of Sub capital stock are so converted shall be the only shares of the Surviving Company's capital stock that are issued and outstanding immediately after the Effective Time) and the register of members of the Surviving Company shall be updated at the Effective Time to reflect the same. Each certificate evidencing ownership of shares of Sub common stock shall evidence ownership of such shares of common stock of the Surviving Company.

(b)    Treatment of Company Capital Stock Owned by the Company and Parent. At the Effective Time, all shares of Company Capital Stock that are owned by the Company as treasury shares and each share of Company Capital Stock owned by Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c)    Dissenters' Rights. Notwithstanding anything contained herein to the contrary, any Dissenting Shares shall not be converted into the right to receive the cash amount provided for in Section 2.7(a), but shall instead be converted into the right to receive such fair value as may be determined to be due with respect to any such Dissenting Shares pursuant to Section 238 of the Cayman Islands Act. Each holder of Dissenting Shares who, pursuant to the provisions of the Cayman Islands Act, becomes entitled to payment thereunder for such shares in accordance with Section 238 of the Cayman Islands Act shall receive payment therefor in accordance with the Cayman Islands Act (but only after the value therefor shall have been agreed upon or finally determined pursuant to the applicable provisions of the Cayman Islands Act). If, at any time, any holders of Dissenting Shares shall lose, relinquish or withdraw their status as holders of Dissenting Shares, then, subject to any applicable provisions of Section 238 of the Cayman Islands Act, any such shares shall immediately be converted into the right to receive the cash payable pursuant to Section 2.7(a) in respect of such shares as if such shares never had been Dissenting Shares, and Parent shall issue and deliver to the holder thereof, at (or as promptly as practicable after) the applicable time or times specified in Section 2.8(c), following the satisfaction of the applicable conditions set forth in Section 2.8(e), the amount of cash to which such holder would be entitled in respect thereof under this Section 2.7 as if such shares never had been Dissenting Shares. The Company shall give Parent prompt notice of any notice served on or received by the Company pursuant to Section 238 of the Cayman Islands Act, and withdrawals of such notices, and any other instruments served pursuant to the Cayman Islands Act and received by the Company in respect of Dissenting Shares. The Company shall take all necessary actions as required by Section 238 of the Cayman Islands Act in respect of any notice received thereunder, provided that it shall not, except with the prior written consent of Parent and Company Holders' Agent, which consents shall not be unreasonably withheld, conditioned or delayed, or as otherwise required under the Cayman Islands Act, make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. To the extent the Company or Parent makes a payment to holders of Dissenting Shares in excess of the consideration the Parent would have had to pay the holders pursuant to Section 2.7(a) if the holders had not dissented, the Company Holders shall reimburse the Parent for such excess payment and any related costs and expenses (such as attorneys, accounting and other expert fees) by causing, subject to the procedures, including the claim dispute procedures, set forth in Article IX and the Escrow Agreement, the Escrow Agent to release the amount of such excess payment and related costs and expenses from the Escrow Fund.

(d)    Rights Not Transferable. The rights of each Company Holder as of immediately prior to the Effective Time are personal to each such Company Holder and shall not be transferable for any reason otherwise than by operation of law, will or the laws of descent and distribution. Any attempted transfer of such right by any holder thereof (otherwise than as permitted by the immediately preceding sentence) shall be null and void.

2.7A    Payment of Closing Date Debt and Transaction Expenses. At the Closing, Parent shall pay, or cause to be paid, by written transfer of immediately available funds, Closing Date Debt and

Transaction Expenses deducted from Total Merger Consideration, in each case in accordance with the Consideration Spreadsheet.
2.8    Funding of Escrow; Surrender of Certificates in Exchange for Payments.

(a)Funding of Escrow. At the Closing, Parent shall transfer the Escrow Cash directly to the Escrow Agent in immediately available funds for deposit into the Escrow Fund. Parent shall withhold from amounts otherwise payable to each Company Holder pursuant to Section 2.7, an amount equal to the Company Holder's Pro Rata Portion of the Escrow Cash. The Escrow Cash and any earnings on the Escrow Cash shall constitute security solely for the indemnification obligations of such Company Holders pursuant to Article IX. The Escrow Fund shall be held and distributed by the Escrow Agent pursuant to the terms of Article IX and the Escrow Agreement. The Escrow Fund shall be held as a trust fund and shall not be subject to any lien, attachment, trustee process or any other judicial process of any creditor of any Person.

(b)Reservation by Parent of Funds. Wells Fargo N.A. is designated to act as the payment agent in the Merger (the "Payment Agent"). Prior to or at the Closing, Parent shall pay to the Payment Agent, by wire transfer in immediately available funds, an aggregate amount equal to the Total Merger Consideration payable pursuant to the terms of this Agreement in exchange for all shares of Company Capital Stock and all Company Warrants that are outstanding immediately prior to the Effective Time, less (i) the Escrow Cash, (ii) the portion of the Total Merger Consideration payable to the Company Optionholders pursuant to Section 2.7(a)(vii), (iii) the Company Holders' Agent Fund and (iv) an amount equal to the consideration that otherwise would be payable hereunder for all shares that are Dissenting Shares if they were not Dissenting Shares.

(c)Exchange Procedures for Share Certificates.

(i)Within three (3) Business Days following the Closing, the Payment Agent shall mail or cause to be mailed to (i) each Company Holder to whom the Company has issued Certificates and that has not previously delivered its Certificates together with a properly completed and duly executed letter of transmittal in substantially the form of Exhibit C attached hereto (the "Letter of Transmittal") and (ii) each Company Holder who is a holder of shares of Company Capital Stock as reflected in the stock records of the Company but to whom Certificates have not been issued by the Company (A) the Letter of Transmittal and (B) instructions for use of the Letter of Transmittal in effecting the surrender of certificates or instruments (if any) which immediately prior to the Effective Time represented issued and outstanding Company Capital Stock that were converted into the right to receive consideration pursuant to Section 2.7(a), as the case may be (the "Certificates"), in exchange for such cash. The Letter of Transmittal shall specify that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon receipt thereof by the Paying Agent, together with a properly completed and duly executed Letter of Transmittal, duly executed on behalf of each Person effecting the surrender of such Certificates.

(ii)As soon as practicable (but in any event within two (2) Business Days) after the date of delivery to the Payment Agent of a Certificate (in the case Certificates were issued by the Company), together with a properly completed and duly executed Letter of Transmittal and any other documentation required thereby, (A) the holder of record of such Certificate shall be entitled to receive, at the Company Holder's election, either a check or wire transfer, to an account designated by such holder pursuant to the Letter of Transmittal, representing the cash amount that such holder has the right to receive pursuant to Section 2.7(a) in respect of the Company Capital Stock represented by such Certificate, and (B) such Certificate shall be canceled.

(d)No Interest; U.S. Funds. No interest shall accumulate on any cash payable in connection with the Merger (other than pursuant to the Escrow Agreement). All amounts paid by Parent hereunder shall be made in U.S. Dollars.

(e)No Liability. Notwithstanding anything to the contrary in this Section 2.8, none of Parent, the Surviving Company or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.9    No Further Ownership Rights in the Company Capital Stock, Outstanding Company Options or Company Warrants. All cash paid or payable following the surrender for exchange of shares of Company Capital Stock, Outstanding Company Options and Company Warrants in accordance with the terms hereof shall be so paid or payable in full satisfaction of all rights pertaining to such shares of Company Capital Stock, Outstanding Company Options and Company Warrants, including any rights to declared but unpaid dividends, and following the Effective Time there shall be no further registration of transfers on the records of the Surviving Company of shares of Company Capital Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, a Certificate is presented to the Surviving Company for any reason, such Certificate shall be canceled and exchanged as provided in this Article II.

2.10    Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, Parent shall issue in exchange for such Certificate, following the making of an affidavit of that fact by the record holder thereof, such cash as may be required pursuant to Section 2.7 to be paid in respect of the shares of Company Capital Stock represented by such Certificate; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the record holder of such Certificate to execute an indemnification agreement as Parent may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Company or any of their respective representatives or agents with respect to such Certificate.

2.11    Withholding Rights. Each of Parent, Sub, the Surviving Company and the Escrow Agent shall be entitled to deduct and withhold from the cash otherwise payable under this Agreement to any holder of any shares of Company Capital Stock, any Outstanding Company Options, any Company Warrants or any Certificates such amounts as Parent, Sub, the Surviving Company or the Escrow Agent reasonably determines that it is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other provision of federal, state, local or foreign Tax law, and which amounts have not previously been withheld. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to such holders in respect of which such deduction and withholding was made.

2.12    Taking of Necessary Action; Further Action. If, at any time on or after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Company are fully authorized in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement and the Escrow Agreement.

2.13    Untraceable Company Stockholders. The applicable amount of the Total Merger Consideration shall not be paid to Company Holders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company Holder will be deemed to be untraceable if (i) the Company Holder had no registered address in the register of members (or branch register) maintained by the Company, or (ii) notice of the Stockholders' Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. Subject to applicable law, monies unclaimed after a period of seven (7) years from the date of the notice of the Stockholders' Meeting shall be forfeited and shall revert to the Surviving Company. Untraceable Company Holders who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company.

2.14    Agreement of Fair Value. Each of the parties hereto agrees that the Total Merger Consideration represents the fair value of the Company Capital Stock for the purposes of Section 238 of the Cayman Islands Act.

2.15    Company Sale Bonus Plan. Company Holders that participate in the Company Sale Bonus Plan shall be subject to the indemnification, escrow, Company Holders' Agent and other similar provisions of this Agreement to the same extent as the Company Holders are subject on account of their being holders of Company Capital Stock, Company Options or Company Warrants.

ARTICLE III

CONSIDERATION ADJUSTMENT
3.1    [Reserved]
3.2    Merger Consideration Calculation and Adjustment

(a)Estimated Working Capital and Estimated Cash. At least two (2) Business Days prior to the Closing, the Company shall deliver to Parent a statement of its estimate of the Closing Date Working Capital (the "Preliminary Working Capital Statement"), prepared in good faith. The estimate of Closing Date Working Capital set forth in the Preliminary Working Capital Statement shall be used as the Closing Date Working Capital for the purposes of calculating and paying the Total Merger Consideration at Closing, but shall be subject to adjustment following the Closing pursuant to this Section 3.2.

(b)Within sixty (60) days after the Closing Date, Parent shall (i) agree that the Preliminary Working Capital Statement is correct, in which case the Preliminary Working Capital Statement shall be the final Post-Closing Working Capital Statement (as defined below) or (ii) cause to be prepared and delivered to the Company Holders' Agent its determination of the Closing Date Working Capital (the "Post-Closing Working Capital Statement"). The Post-Closing Working Capital Statement shall be prepared on the same basis, including the same form and level of detail as Schedule 3.2, and apply the same accounting principles as the Preliminary Working Capital Statement (without any adjustments related to the Merger or purchase accounting).

(c)If a Post-Closing Working Capital Statement is delivered pursuant to Section 3.2(b), then during the thirty (30) days immediately following receipt of the Post-Closing Working Capital Statement by the Company Holder Agent, the Company Holder Agent and its accountants shall be entitled to review the Post-Closing Working Capital Statement and any financial statements, working papers, trial balances and similar materials relating to the Post-Closing Working Capital Statement prepared by the Company and Parent or their respective accountants or representatives and reasonable access to such personnel or representatives of the Surviving Company responsible for the matters that are the subject of the Post-Closing Working Capital Statement. Upon request by the Company Holders' Agent, Parent and the Surviving Company shall cause to be transmitted, electronically, financial statements, working papers, trial balances and similar materials relating to the Post-Closing Working Capital Statement in formats such as Excel spreadsheets, or searchable Word or pdf documents. The Surviving Company and Parent shall respond promptly, in good faith and as fully and accurately as is reasonably possible, to inquiries from the Company Holders' Agent and its accountants relating to such review. The Post-Closing Working Capital Statement shall become final and binding upon the parties on the thirty-first (31st) day following delivery thereof unless the Company Holders' Agent makes a claim under this Section 3.2(c) by delivering written notice to the Parent of its disagreement with the Post-Closing Working Capital Statement (a "Dispute Notice") prior to such date. Any Dispute Notice shall specify in reasonable detail the nature of any disagreement so asserted. If a timely Dispute Notice is delivered by the Company Holders' Agent with respect to the Post-Closing Working Capital Statement, then the Post-Closing Working Capital Statement (as revised in accordance with clause (x) or (y) below), shall become final and binding upon the parties on the earlier of (x) the Company Holders' Agent and the Parent resolving in writing any differences they have with respect to any matter specified in a Dispute Notice and (y) the date any matters in dispute are finally resolved in writing by the Accounting Firm in accordance with this Section 3.2. During the twenty (20) days immediately following the delivery of any Dispute Notice, Parent and the Company Holders' Agent shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in such Dispute Notice. During such period, Parent and the Company Holders' Agent shall each have access to the other party's (or the Surviving Company's) accountants' working papers, trial balances and similar materials prepared in connection with the other party's preparation of the Post-Closing Working Capital Statement or the Dispute Notice, as the case may be. At the end of such twenty (20)-day period, the Company Holders' Agent and Parent shall submit to the Accounting Firm for review and resolution any and all matters which remain in dispute and which were included in any Dispute Notice, and the Accounting Firm shall reach a final, binding resolution of all matters which remain in dispute, which final resolution shall be (i) in writing, (ii) furnished to Parent and the Company Holders' Agent as soon as practicable after the items in dispute have been referred to the Accounting Firm, (iii) made in accordance with this Agreement and (iv) conclusive and binding upon the parties and not subject to collateral attack for any reason. The Post-Closing Working Capital Statement, with any adjustments necessary to reflect the Accounting Firm's resolution of the matters in dispute, shall become final and binding on Parent, Sub, the Company Holders and the Company Holders' Agent on the date the Accounting Firm delivers its final resolution to the parties, which shall be no later than one hundred twenty (120) days after the Closing Date. Each party shall pay its own costs and expenses incurred in connection with such dispute resolution and, the fees and expenses of the Accounting Firm shall be borne equally by Parent, on one hand, and the Company Holders, on the other hand. The Company Holders' Agent may obtain funds from the Escrow Fund to pay for the costs and expenses of the Company Holders under this Section 3.2(c).

(d)Upon the final determination of the Post-Closing Working Capital Statement in accordance with this Section 3.2, (i) if the Closing Date Working Capital as determined in the final Post-Closing Working Capital Statement is less than the Closing Date Working Capital in the Preliminary Working Capital Statement, then the Company Holders' Agent shall, within five (5) Business Days, cause the release from the Escrow Fund to Parent in an amount equal to such difference, and (ii) if the Closing Date Working Capital as determined in the Post-Closing Working Capital Statement is greater than the Closing Date Working Capital in the Preliminary Working Capital Statement, then Parent shall, within five (5) Business Days, pay to the Payment Agent an amount of cash equal to such difference for the benefit of the Company Holders (and shall pay to the Company, or its designated payroll processor, by wire transfer in immediately available funds, the amount payable to the Company Optionholders pursuant to this Section 3.2, in accordance with each Company Optionholders Pro Rata Portion as set forth on the Consideration Spreadsheet for distribution to the Company Optionholders pursuant to the Company's payroll practices).

(e)Any adjustments made pursuant to this Section 3.2 shall be treated as an adjustment to the Total Merger Consideration.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure schedule delivered to Parent concurrently with the execution and delivery of this Agreement (the "Disclosure Schedule") (each of which disclosures shall indicate the Section and, if applicable, the subsection of this Article IV to which it relates (provided that any disclosure made under the heading of one section or subsection of the Disclosure Schedule shall apply to and/or qualify disclosures made in one or more other sections or subsection to the extent that it is reasonably apparent from the text that such disclosures apply to or qualify other disclosures, notwithstanding the omission of an appropriate cross reference to such other section)), the Company hereby represents and warrants to Parent and Sub, as of the date hereof and as of the Closing Date, as follows (all references in the Article IV to the "Company" include the Company's direct and indirect Subsidiaries, except where the context would have no reasonably applicable meaning with respect to the Company's Subsidiaries):
4.1    Organization, Standing and Power. The Company is an exempted company limited by shares duly organized, validly existing and in good standing under the Cayman Islands Act and has full power and authority to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing would have a Material Adverse Effect.

4.2    Subsidiaries. All of the Subsidiaries of the Company and their respective jurisdictions of organization are set forth in Section 4.2 of the Disclosure Schedule. Each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full power and authority to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified and in good standing would have a Material Adverse Effect. Except as may be set forth in Section 4.2 of the Disclosure Schedule, (a) each Subsidiary of the Company is wholly owned by the Company, directly or indirectly, and the outstanding shares of capital stock of each such Subsidiary is owned, directly or indirectly, by the Company free and clear of any Encumbrances (except for Permitted Encumbrances) and (b) the Company does not own, directly or indirectly, any capital stock of or ownership interest in, or any other securities convertible or exchangeable into or exercisable for capital stock of or any ownership interest in, any Person.

4.3    Authority and Enforceability. The Company has full power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to which it is a party and to perform its obligations hereunder and complete the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and all other agreements contemplated hereby to which any of the Company is a party, and the performance of all its obligations hereunder and the completion of the transactions contemplated hereby and thereby, have been duly and validly approved and authorized by all necessary corporate or other organizational action, and no other proceedings (corporate or otherwise) on the part of the Company is necessary, other than obtaining the Company Stockholder Approval. The Company Stockholder Approval is the only vote of the holders of Company Capital Stock or Company Holders necessary to approve this Agreement and approve the Merger. The Company's board of directors unanimously approves this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes the valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as enforceability hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and limitations on the availability of equitable remedies.

4.4    Non-Contravention. The execution and delivery of this Agreement by the Company does not, the completion by the Company of the transactions contemplated hereby will not, and the performance by the Company of its obligations hereunder does not and will not:

(a)other than as set forth in Section 4.4(a) of the Disclosure Schedule, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Existing Memorandum and Articles or other charter, bylaw or similar organizational document (collectively, the "Organizational Documents") of the Company, (ii) any Material Contract of the Company or (iii) other than the Approvals, any Legal Requirements applicable to the Company or to any of its material properties or assets, except with respect to clauses (ii) and (iii) above for such conflicts, violations, defaults, rights, obligations, losses and entitlements that, individually or in the aggregate, do not or would not reasonably be expected to result in a material loss of rights or liability to the Company or for such consents, approvals and waivers the failure to obtain which, do not or would not reasonably be expected to result in a material loss of rights or liability to the Company; or

(b)result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the material properties or assets of the Company.

4.5    Consents; Approvals; Permits.

(a)    None of the execution and delivery of this Agreement by the Company, the completion by the Company of the transactions contemplated hereby, or the performance by the Company of its obligations hereunder, does or will require any consent, approval, authorization or permit of, or filing by the Company with or notification by the Company to, any Governmental Entity, except for (i) the filing of all documents with the Cayman Islands Registrar of Companies that are necessary to complete the Merger, (ii) the consent or approval of any Governmental Entity listed in Section 4.5(a) of the Disclosure Schedule (each, an "Approval"), and (iii) notice filings that are not material in nature.

(b)    The Company possesses all Permits necessary for the Company to own, lease or otherwise hold its properties and to conduct its business as now being conducted. The

Company is not in material violation of, or materially delinquent in respect to, any decree, order or arbitration award or law, statute, regulation of or agreement with, or any Permit from, any Governmental Entity. There is no action, proceeding or investigation pending or, to the knowledge of the Company, threatened regarding, and to the knowledge of the Company no event has occurred that has resulted in or after notice or lapse of time or both would reasonably be expected to result in, revocation, suspension, adverse modification, non-renewal, impairment, restriction, termination or cancellation of, or order of forfeiture or substantial fine with respect to any material Permit. The Company has not received from any Governmental Entity any notification with respect to material non-compliance with any such Company authorizations.

4.6    Material Contracts.

(a)    Except for this Agreement and except as set forth in Section 4.6(a) of the Disclosure Schedule, the Company is neither a party to nor bound by any of the following Contracts (each a "Material Contract"):

(i)any maintenance or support Contract with any customer of the Company in excess of $25,000 on an annual basis in the current fiscal year;

(ii)any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer's representative Contract (not otherwise included in Section 4.6(a)(i)) pursuant to which the Company has made or received aggregate payments in excess of $50,000 since January 1, 2010 (including under any master sales agreement regardless of whether each purchase order may be less than $50,000);

(iii)any Contract for the prospective purchase, sale, license or Exploitation of materials, supplies, equipment, services, Software, Intellectual Property or other assets requiring the Company to pay pursuant to any such individual Contract more than $50,000 over the life of the Contract;

(iv)any Contract limiting the freedom of the Company to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to Exploit any Company Intellectual Property or otherwise limiting the right of the Company to (A) sell, distribute, manufacture or Exploit any Company Products or (B) purchase, obtain or Exploit any Software, components, parts, subassemblies or services;

(v)any Contract granting most favored nation pricing or similar provisions;

(vi)any Contract granting any exclusive rights with respect to the Company Products or Company Intellectual Property of any type or scope to any Person;

(vii)any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $50,000 per annum;

(viii)any trust indenture, mortgage, security agreement, promissory note, loan or credit agreement, or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(ix)any Contract of guarantee, support, assumption or endorsement of indebtedness of any other Person;

(x)any licenses, sublicenses and other Contracts as to which the Company is a party and pursuant to which any Person is authorized to use or Exploit any Company Intellectual Property or Company Product (other than standard and customary licenses, sublicenses and other Contracts entered into with the Company's customers in the Ordinary Course of Business in connection with license or sale of Company Products);

(xi)any licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company acquired or is authorized to use or Exploit any material Third Party Intellectual Property, other than "shrink wrap" and similar generally available commercial end-user licenses to Software that is not redistributed with any Company Product;

(xii)any Contract providing for the development of any Software, content, technology or Intellectual Property, independently or jointly, by or for the Company;

(xiii)(A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $25,000 per annum;

(xiv)any Contract for the employment of any director or officer of the Company or any other type of Contract with any director or officer of the Company that is not immediately terminable by the Company without any Liability;

(xv)any Contract for employment of any individual not set forth in subsection (xiv) or with any independent contractor, other than offer letters or similar Contracts that can be terminated at will without Liability and standard contracts required by law for non-U.S. employees, a form of which, and any material deviations therefrom, have been made available to Parent;

(xvi)any Contract or plan (including any stock option, merger or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Capital Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for award notices and agreements under the Company Stock Plan;

(xvii)any Contract with any labor union or collective bargaining agreement or similar contract with its employees;

(xviii)any Contract pursuant to which the Company has acquired a business or entity, or material assets of a business or entity, whether by way of purchase, consolidation, purchase of stock, purchase of assets, merger, consolidation, license or otherwise, or any Contract pursuant to which it has any material equity ownership interest in any other Person; or

(xix)any other Contract not listed in clauses (i) through (xviii) that individually has payment obligations in excess of $50,000 over the term of the Contract.

(b)    All Material Contracts are in written form. The Company has performed in all material respects all of the obligations required to be performed by it under each Material Contract. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or, to the Company's knowledge, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the completion of the Merger and the transactions contemplated thereby, (i) is or would become an event of default or a material default under any Material Contract or (ii) would give any third party the right to accelerate the maturity or performance of any material obligation of the Company under any Material Contract or to cancel, terminate or materially modify any Material Contract or cause the granting or triggering any other material right under any Material Contract. The Company has not received any written notice regarding any outstanding violation or breach of, default under, or intention to cancel or modify any Material Contract.

(c)    Each of the Material Contracts is in full force and effect and constitutes a legal, valid and binding agreement of the Company, and to the Company's knowledge is a legal, valid and binding agreement of any other party thereto, subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).

(d)    True and complete copies of each Material Contract, together with all amendments and supplements thereto, have been provided to Parent under appropriate headings in the electronic due diligence data room hosted by RR Donnelly under the name Project Milan at least two (2) days prior to the Agreement Date.

4.7    Capital Structure.

(a)    The authorized share capital of the Company consists solely of (i) Company Ordinary Shares, (ii) Series A Preference Shares, par value USD $0.0001 per share ("Series A Preferred"), (iii) Series A-1 Preference Shares, par value USD $0.0001 per share ("Series A-1 Preferred") (iv) Series B Preference Shares, par value USD $0.0001 per share ("Series B Preferred") (v) Series C Preference Shares, par value USD $0.0001 per share ("Series C Preferred") and (vi) Series D Preference Shares, par value USD $0.0001 per share ("Series D Preferred"). Section 4.7(a)-1 of the Disclosure Schedule sets forth (i) the number of shares of each class and series of Company Capital Stock that are authorized under the Company's Organizational Documents, and (ii) the aggregate number of shares of each class and series of

Company Capital Stock issued and outstanding as of the Agreement Date. The Company holds no treasury shares. Other than as disclosed above in this Section 4.7(a) or for Company Options and Company Warrants described in Section 4.7(a)-2 of the Disclosure Schedule, there are no issued and outstanding shares of Company Capital Stock or other securities of the Company (excluding Subsidiaries) and no outstanding commitments of any character or Contracts to issue any shares of Company Capital Stock or other securities of the Company (excluding Subsidiaries) or rights to obtain securities of the Company other than pursuant to the exercise of such outstanding Company Options and Company Warrants set forth in the Disclosure Schedule. Each share of Company Preferred Stock converts into one (1) share of Company Ordinary Shares.

(b)    Section 4.7(b)-1 of the Disclosure Schedule sets forth the name and addresses of each Person that is the registered owner as reflected in the register of members of the Company of any shares of Company Capital Stock, and the number of such shares so owned by such Person. All issued and outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable, were issued in compliance with all applicable securities laws and are free of any Encumbrances, preemptive rights, rights of first refusal or "put" or "call" rights created by statute, the Organizational Documents of the Company or any Contract to which the Company is a party or by which the Company is bound. All of the issued and outstanding shares of Company Capital Stock or other securities of the Company (other than Company Options and Company Warrants), are held of record by the Persons set forth on Section 4.7(b)-1 of the Disclosure Schedule. Except as set forth on Section 4.7(b)-2 of the Disclosure Schedule, the Company is not under any obligation to register under the Securities Act any shares of Company Capital Stock or any other securities of the Company.

(c)    As of the Agreement Date, the Company has reserved 176,803,993 shares of Company Ordinary Shares for issuance to employees, non-employee directors and consultants pursuant to the Company Stock Plan, of which 137,878,889 shares are subject to outstanding and unexercised Company Options, and 35,405,292 shares remain available for issuance thereunder. Section 4.7(c)-1 of the Disclosure Schedule sets forth, as of the Agreement Date, all holders of outstanding Company Options, whether or not granted under the Company Stock Plan, including the number of Company Ordinary Shares subject to each such option, the date of grant, the vesting commencement date, the exercise or vesting schedule (and the terms of any acceleration thereof) and the exercise price per share. Section 4.7(c)-2 of the Disclosure Schedule sets forth, as of the Agreement Date, all registered holders of outstanding Company Warrants, including the type and number of shares of Company Capital Stock subject to each such Company Warrant, the date of issuance, the exercise price per share, and the term of each such Company Warrant.

(d)    No bonds, debentures, notes or other indebtedness of the Company (i) having the right to vote on any matters on which stockholders of the Company may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is based upon or derived from Company Capital Stock, are issued or outstanding as of the Agreement Date.

(e)    Except as set forth in Section 4.7(g) of the Disclosure Schedule, to the Company's knowledge there are no shareholder agreements, investor rights agreements, buy-sell agreements, voting agreements or other Contracts or understandings or commitments relating to the rights or obligations of Company Holders or other Person with regard to the Company. The Company is not a party to any voting trust agreement or other contract restricting or otherwise relating to voting or dividend rights with respect to the Company Capital Stock or any capital stock of any Subsidiary of the Company.

(f)    Section 4.7(f) of the Disclosure Schedule sets forth (i) the number of shares of each class and series of capital stock that are authorized under each of the Company's Subsidiaries' Organizational Documents, and (ii) the aggregate number of outstanding shares of each class and series of capital stock of each Company Subsidiaries. For clarity, no Person other than the Company has any right to acquire directly or indirectly in any manner any capital stock of any Subsidiary of the Company, or has an interest in the profits any such Company Subsidiary.

4.8    Financial Statements.

(a)    The Company has delivered to Parent the audited consolidated financial statements of the Company for the years ended December 31, 2008 and 2009 and unaudited consolidated financial statements of the Company for year ended December 31, 2010 and the nine months ended September 30, 2011 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the "Financial Statements"), which are included as Section 4.8(a) of the Disclosure Schedule. The balance sheet of the Company as of September 30, 2011 (the "Balance Sheet Date") is referred to herein as the "Latest Balance Sheet."

(b)    The Financial Statements (including the notes thereto) have been prepared in accordance with GAAP consistently applied during the periods covered thereby (except as otherwise disclosed therein) and fairly present in all material respects the financial position and the results of operations of the Company as of the dates and during the periods indicated therein, except in the case of the unaudited Financial Statements for (i) normal year-end adjustments and (ii) the omission of accompanying notes and schedules.

(c)    Except as reflected in the Latest Balance Sheet, the Company has no liabilities or obligations (absolute, contingent or otherwise), except for liabilities and obligations incurred since the Balance Sheet Date in the Ordinary Course of Business or that are immaterial in aggregate.

(d)    The Company maintain systems of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets (including customer assets) is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets (including customer assets) is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has made available to Parent with copies of any correspondence with outside accounting firms relating to reviews, audits or other procedures with respect to the Company's financial statements or internal controls.

(e)    Section 4.8(e) of the Disclosure Schedule sets forth all indebtedness of the Company for money borrowed, purchase money indebtedness or guarantees of third party indebtedness ("Company Debt"), including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date and any assets or properties securing such Company Debt. Section 4.8(e) of the Disclosure Schedule also sets forth all capital leases of the Company. All Company Debt may be prepaid at the Closing without penalty under the terms of the Contracts governing such Company Debt.

(f)    There are no Contracts or Legal Requirements that prevent any Subsidiary from distributing in full all earnings and profits of the Subsidiary.

4.9    Absence of Certain Changes. Since September 30, 2011 and except in connection with the transactions contemplated by this Agreement, there has not been any Material Adverse Effect on the Company, the Company has conducted its business only in the Ordinary Course of Business, and, without limiting the generality of the foregoing:

(a)    the Company has not entered into any Contract or letter of intent with respect to any acquisition, sale or transfer of any asset of the Company having a value greater than $100,000 (other than the sale of Company Products to its customers in the Ordinary Course of Business);

(b)    there has not occurred any change in accounting methods or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies) by the Company or any revaluation by the Company of any of its assets;

(c)    there has not occurred any declaration, setting aside, or payment of a dividend or other distribution (whether in cash, stock or property) with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities, and the Company has not effected or approved any split, combination or reclassification of the Company Capital Stock;

(d)    the Company has not entered into, amended, terminated, breached, or waived any of its material rights, benefits or claims under, any Material Contract, and there has not occurred any material default under any Material Contract to which the Company is a party or by which it is, or any of its assets and properties are, bound;

(e)    there has not occurred any amendment or change to the Organizational Documents of the Company;

(f)    there has not occurred any increase in compensation, or material modification of the benefits, payable or to become payable by the Company to any of its directors, officers, employees or consultants (other than increases or modifications in the Ordinary Course of Business, or as required by applicable Legal Requirements, or as set forth in Section 4.9(f) of the Disclosure Schedule);

(g)    the Company has not entered into any employment agreements or extended the term of any existing employment agreement with any Company employee, other than employment offers to new hires by the Company in the Ordinary Course of Business;

(h)    the Company has not incurred, created or assumed any new Encumbrance (other than a Permitted Encumbrance) on any of its assets or properties, any Liability for borrowed money or any Liability as guaranty or surety with respect to the obligations of any other Person, in each case having an associated liability in excess of $50,000;

(i)    the Company has not paid, discharged, cancelled or waived any material Liability;

(j)    the Company has not incurred any Liability to its directors, officers or stockholders (other than Liabilities to pay compensation or benefits in connection with services rendered in the Ordinary Course of Business);

(k)    the Company has not deferred or failed to pay or otherwise satisfy any Liability in excess of $25,000 of the Company that is presently due and payable, except Liabilities that are being contested in good faith by appropriate means or proceedings;

(l)    the Company has not given any discount, accommodation or other concession or engaged in any other efforts, in each case in order to accelerate or induce the early collection of any receivable;

(m)    the Company has not made any material change in the manner in which it extends discounts, credits or warranties to customers;

(n)    there has been no material damage, destruction or loss, whether or not covered by insurance, affecting the assets, properties or business of the Company;

(o)    the Company has not sold, disposed of, transferred or licensed to any Person any rights to any Company Intellectual Property other than licenses granted to customers in the Ordinary Course of Business in connection with the sale of Company Products, and has not acquired or licensed from any Person any material Intellectual Property;

(p)    the Company has not (i) made or changed any election in respect of Taxes, (ii) adopted or changed any accounting method in respect of Taxes, (iii) filed any amended Tax Return, (iv) entered into any closing agreement, or settlement or compromise of any claim or assessment, in respect of Taxes, (v) consented to the extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes with any Tax Authority, or (vi) surrendered any right to claim a refund of Taxes;

(q)    the Company has not failed to renew, canceled, or amended, any material insurance policy; and

(r)    the Company has not agreed, in writing, to do any of the foregoing.

4.10    Assets and Properties.

(a)    The Company owns no real property. Section 4.10(a) of the Disclosure Schedule identifies each parcel of real property leased or occupied by the Company (the "Company Real Estate") and a brief description of its use. The Company has adequate rights of ingress and egress into any Company Real Estate and there are no facts known to the Company that would reasonably be expected to materially and adversely affect the possession, use or occupancy of the Company Real Estate in the Ordinary Course of Business. There are no disputes, oral agreements, or forbearance programs in effect as to any Company Real Estate. The Company has not subleased, sublet, licensed or otherwise granted any Person the right to use or occupy any Company Real Estate or any portion thereof. The Company would not be required as a result of any alterations to any Company Real Estate previously made or ongoing or in process in any manner as of the Closing Date to expend in excess of $50,000 in causing the Company Real Estate to comply with the surrender conditions set forth in the applicable lease. To the knowledge of the Company, all utilities serving the Company Real Estate are installed and operating and are sufficient to enable the Company Real Estate to continue to be used and operated consistent in all material respects with past practices. To the knowledge of the Company, (i) there are no material structural defects with respect to any of Company Real Estate or any portion thereof, and (ii) the roof and roof structure and all electrical wiring, heating, cooling and plumbing systems serving any of the Company Real Estate or any portion thereof are in good working order. The Company has made available to Parent copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.

(b)    The tangible personal property of the Company that is material to the operation of its business is in normal operating condition and repair, subject to ordinary wear and tear. Section 4.10(b) of the Disclosure Schedule sets forth a list of each item of Company tangible personal property with a net book value in excess of $5,000.

(c)    The Company Real Property and the machinery, equipment, personal properties, buildings, facilities, vehicles, Inventory and other tangible assets owned or leased by the Company constitute all of the properties, rights and assets necessary to operate the business of the Company in substantially the same manner conducted by the Company in the Ordinary Course of Business. The Company owns or has a valid, written and enforceable right to use all of the assets and rights it uses in operating the business of the Company.

Notwithstanding anything to the contrary contained in this Section 4.10, no representation or warranty is made in this Section 4.10 with respect to Intellectual Property.
4.11    Title to Property; Encumbrances. The Company has good and valid title to all of its material tangible properties, or, with respect to material leased properties and assets, valid leasehold interests in such material properties and assets which afford the Company valid leasehold possession of such properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except (a) Permitted Encumbrances, and (b) the rights of landlords or lessors under such leasehold interests. Notwithstanding anything to the contrary contained in this Section 4.11, no representation or warranty is made in this Section 4.11 with respect to Intellectual Property.

4.12    Litigation.

(a)    There is no private or governmental Proceeding pending, or, to the knowledge of the Company, threatened against the Company or any of its assets or properties or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company).

(b)    There is no judgment, decree, injunction or order against or applicable to the Company, any of its assets or properties, or, to the knowledge of the Company, any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company).

(c)    There is no private or governmental Proceeding pending, or, to the knowledge of the Company, threatened against the Company based upon the Company entering into this Agreement or any of the other transactions or agreements contemplated hereby.

(d)    The Company has no Proceeding pending against any other Person.

4.13    Restrictions on Business Activities. There is no judgment, decree, injunction, or order binding upon the Company that has or would reasonably be expected to have the effect of prohibiting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct of business by the Company as currently conducted.

4.14    Compliance with Laws; Permits and FCPA.

(a)    The Company has complied in all material respects with, is not in material violation of, and has not received any notice of, or any other communication regarding, any material violation, investigation relating to any material violation or threat to be charged with any material violation with respect to, any Legal Requirement with respect to the Company, the conduct of its business, or the ownership or operation of its business.

(b)    The Company has not received any notice of, or any other communication regarding, (i) any material violation of any Permit or any failure to comply with any term or requirement of any Permit or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Permit. To the knowledge of the Company, none of the Company's material Permits will be terminated or impaired, or will become terminable solely as a result of the completion of the transactions contemplated by this Agreement.

(c)    The Company has not, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, established or maintained a secret or unrecorded fund, participated in or cooperated with an international boycott as defined in Section 999 of the Code, violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any officer or employee of any Governmental Entity, a member of a foreign political party or a candidate for political office in a foreign country, in each case for the purpose of influencing any act or decision of any such Person acting in his or her official capacity or inducing the Person to do or omit to do any action in violation of his or her lawful duty, inducing such Person to use his or her influence with any government to affect or influence any act or decision of such government or instrumentality, in order to assist the Company to obtain or retain business for or with, or in directing business to, any Person.

4.15    Intellectual Property.

(a)    Section 4.15(a) of the Disclosure Schedule identifies each item of Registered Intellectual Property that is Company Intellectual Property (collectively, the "Company Registered Intellectual Property"), setting forth, for each item, the title and/or registration or other identifying number, full legal name of the applicant(s) and owner(s) of record, jurisdiction in which such item has been issued or registered or filed or applied for, and date of application, registration or issuance, as applicable. Notwithstanding anything to the contrary in this Section 4.15, all the Company's representations and warranties with respect to any Intellectual Property, or licenses to Intellectual Property, acquired by the Company from Kilopass Technology, Inc. are made subject to the Company's knowledge.

(b)    All assignments of Registered Intellectual Property to the Company have been properly executed and recorded. To the knowledge of the Company, all issued or registered Company Registered Intellectual Property is enforceable and valid and all filings, payments, and other actions required to be made or taken to maintain the application, prosecution or registration of such item of Company Intellectual Property in full force and effect have been made by the applicable deadline for such application, prosecution or registration, except to the extent that such filings, payments or other actions were not made or taken with respect to non-material Company Intellectual Property and pursuant to the exercise of the Company's reasonable business judgment. To its knowledge, the Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any relevant foreign patent office with respect to all patent and trademark applications filed by or on behalf of the Company and has made no material misrepresentation in such applications. To the knowledge of the Company, with respect to the patents and patent applications included in the Company Registered Intellectual Property (the "Company Patents"), the Company has materially complied with the applicable statutes governing marking of products covered by the inventions in Company Patents.

(c)    The Company owns and possesses all right, title and interest in and to, free and clear of any Encumbrances (other than Permitted Encumbrances and non-exclusive licenses granted in the Ordinary Course of Business) or holds a license in, pursuant to, to the Company's knowledge, a valid and enforceable written agreement described in Section 4.15(c) of the Disclosure Schedule, all Intellectual Property used in or necessary to operate the business of the Company as currently conducted, including all Intellectual Property embodied in the Company Products.

(d)    Except as set forth in Section 4.15(d) of the Disclosure Schedule, the Company has not granted to any Person any exclusive rights or license in any Company Intellectual Property. Section 4.15(d) of the Disclosure Schedule sets forth any and all: (A) licenses, sublicenses, covenants not to sue, settlements, forbearances and agreements to which the Company is a party and pursuant to which the Company grants or otherwise permits any Person to Exploit any Company Intellectual Property; (B) decrees, stipulations, judgments or orders binding on the Company that permit any Person to Exploit any Company Intellectual Property; and (C) licenses, sublicenses, covenants not to sue, settlements, forbearances and other agreements to which the Company is a party and pursuant to which the Company is authorized or otherwise permitted to Exploit any Third Party Intellectual Property that is necessary for the Company to conduct its business, including with respect to any Company Products currently in development, other than commercially available "off-the-shelf" software (having an acquisition or annual license cost of less than $25,000 per acquisition or annual license) that is not used in the development of the Company Products or incorporated in the Company Products. To the knowledge of the Company, each such license is valid and binding on the Company and, to the knowledge of the Company, all other parties thereto, and enforceable in accordance with its terms, and, to the knowledge of the Company, there exists no event or condition that does or will result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default by any party thereunder. The Company is in material compliance with, and has not materially breached any term of, such licenses and, to the knowledge of the Company, all other parties to such licenses are in material compliance with, and have not materially breached any term of, such licenses. Except as set forth in the contracts listed in Section 4.15(d) of the Disclosure Schedule, the Company has not agreed to indemnify any person against any infringement, violation or misappropriation of any Intellectual Property with respect to any Company Products or any Third Party Intellectual Property or provided warranties that Company Products do not infringe Third Party Intellectual Property except for warranties and indemnities provided by the Company to customers in the Ordinary Course of Business in connection with the manufacture, distribution, and sale of, and performance of services to third parties related to, Company Products. The Company is not a member of or party to any patent pool, industry standards body, trade association or other organization pursuant to the rules of which it is obligated to license any Company Intellectual Property to any Person.

(e)    The transactions contemplated by this Agreement will not impair the right, title or interest of the Company in or to any of the Company Intellectual Property or Third Party Intellectual Property, and all of the Company Intellectual Property exclusively owned by the Company and all of the Third Party Intellectual Property will be licensed for Exploitation by the Company on an exclusive or non-exclusive basis immediately after the Closing Date on terms and conditions substantially identical to those under which the Company owned or used the same immediately prior to the Closing Date. Following the Closing Date, subject to obtaining any third-party consents required, the Company will be permitted to exercise all of its rights under such licenses that are necessary to conduct its business as currently conducted to the same extent it would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise have been required to pay.

(f)    Except as listed in Section 4.15(f) of the Disclosure Schedule, the Company is not a party to or bound by any Contract containing any covenant that (A) limits the right of the Company, or that would limit the right of the Company after the Closing, to engage or compete in any line of business or to compete with any Person; (B) grants to any Person any exclusive rights (including rights which are partially exclusive or exclusive only as to a specific territory or field) or sublicensing rights with respect to the Company Products or Company Intellectual Property, or (C) provides "most favored nations" or similar rights to any Person with respect to Company Intellectual Property or Company Products.

(g)    The Company has not (directly, contributorily, by inducement, or otherwise) infringed, misappropriated, diluted, makes unlawful use of or otherwise violated (collectively, "Infringement", Infringe", "Infringed" or "Infringing"), and the operation of its business, as currently conducted, does not Infringe, any Intellectual Property of any Person, and the Company has no knowledge of any facts that indicate a likelihood of any of the foregoing. None of the Company Products (including Company Products currently in development) or Business Systems Infringe any Intellectual Property of any Person in the jurisdictions in which the Company Products or Business Systems have been or are manufactured, sold, offered for sale, imported, used or otherwise Exploited. No claim of Infringement (A) against the Company, or (B) to the knowledge of the Company, any Person, who may be entitled to be indemnified, defended, held harmless, or reimbursed by the Company for such Infringement, is pending or, to the knowledge of the Company, threatened (including any demands or offers to license any Intellectual Property from another Person). No claim has been made, is presently pending, or, to the knowledge of the Company, is threatened, challenging the Company's exclusive ownership or Exploitation, or the validity, enforceability or registrability, of any of the Company Intellectual Property, and no Company Intellectual Property or Company Product is subject to any Claim or Proceeding that restricts in any manner the use, transfer or licensing thereof by or for the Company or that may affect the validity, use, enforceability or registrability of the Company Intellectual Property. Except as set forth in Section 4.15(g) of the Disclosure Schedule, the Company has no obligation to pay any Person any past, current or future royalties or fees for the Exploitation or continued Exploitation of any Intellectual Property or Company Products. There are no legal or governmental proceedings, including inventorship challenges, interference, re-examination, reissue, opposition, nullity, or cancellation proceedings, pending that relate to any of the Company Registered Intellectual Property, other than review of pending patent and trademark applications, and to the knowledge of the Company no such proceedings are threatened in writing by any Governmental Authority or any other Person.

(h)    To the knowledge of the Company, no Person has Infringed, or is Infringing, any Company Intellectual Property or any Intellectual Property applicable to Company Products. Except as set forth in Section 4.15(h) of the Disclosure Schedule, no claim has been made by the Company against any Person alleging any Infringement of any Company Intellectual Property. The Company has provided to Parent copies of all correspondence, complaints, claims, notices or threats concerning the Infringement of any Company Intellectual Property.

(i)    Section 4.15(i) of the Disclosure Schedule contains an accurate and complete list of all Company Proprietary Software that is (A) licensed or provided by the Company to customers of the Company as a part of, or in conjunction with, a Company Product (whether by being embedded in, incorporated into, combined with, linked with, distributed with, provided as a service with, or otherwise made available or used with such Company Product, including any object code referenced or required to be present or available), or (B) material to the Company's design, development, provision or support of the Company Products.

(j)    Section 4.15(j) of the Disclosure Schedule contains a list and description (including the name and licensor) of each item of Third Party Software, including Publicly Available Software, that is: (A) licensed, offered or provided to customers of the Company as a part of, or in conjunction with, a Company Product (whether by being embedded in, incorporated into, combined with, linked with, distributed with, provided as a service with, or otherwise made available or used with such Company Product, including any object code referenced or required to be present or available); (B) used in the design, development, provision or support of the Company Products; or (C) used by the Company for its back-office operations and for which the Company paid more than $25,000 for the initial license or more than $10,000 in annual license fees or pays more than $10,000 in annual support fees; excluding solely from the list set forth in clauses (B) and (C) commercially available "off-the-shelf" or "shrink-wrapped" Software with a total replacement cost of less than $10,000 per annum (collectively, all of the foregoing listed under clauses (A), (B) and (C), the "Third Party Software"), excluding in all cases any Third Party Software which is not material to the activities set forth in clauses (A) through (C). No licensor to the Company of any such Third Party Software has ownership rights in or exclusive license rights to improvements or derivative works made by the Company of such Third Party Software.

(k)    The Company has in its possession (A) the source code and object code for all Company Proprietary Software, and (B) complete technical documentation or user manuals (including any and all engineering specifications and program flow-charts) for all releases or versions of the Company Products that are currently, or were in the two (2) years prior to the Agreement Date, in use by the Company, made available for distribution to the Company's customers, or supported by the Company. Except to an escrow agent pursuant to a written agreement set forth in Section 4.15(k) of the Disclosure Schedule, the Company has not disclosed, delivered, licensed or otherwise made available, and the Company has no duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or make available, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of, the source code for Company Proprietary Software to any Person who was not, as of such disclosure, an employee or contractor of the Company subject to customary restrictions of confidentiality. The Company currently has source code files sufficient to put all Company Proprietary Software (including, for the avoidance of doubt, all Company Proprietary Software found in Company Products that currently generate revenue, including license, support or maintenance revenue) into escrow or has already done so. To the knowledge of the Company, neither any Company Proprietary Software included in Company Products nor any Third Party Software that is incorporated or embedded in, linked with or distributed in connection with Company Products, contains any Harmful Code.

(l)    Except as set forth in Section 4.15(l) of the Disclosure Schedule, neither any Company Proprietary Software included in Company Products nor, to the knowledge of the Company, any Third Party Software that is incorporated or embedded in, linked with or distributed in connection with Company Products, contains or is in any manner derived from any Publicly Available Software, or any modification or derivative thereof. Section 4.15(l) of the Disclosure Schedule contains a list of each item of Publicly Available Software incorporated or embedded in, linked with or distributed in connection with any Company Products, or used by the Company in the development or testing of any Company Products, and describes (A) the name of the Publicly Available Software, (B) the name of the applicable license agreement, and (C) the applicable Company Product(s) to which such Company Proprietary Software applies. Where the Company has distributed Publicly Available Software, the Company has complied with the attribution and other license requirements applicable to such distribution of such Publicly Available Software. The Company does not use or has not used Publicly Available Software (whether by incorporating, embedding, linking, bundling, combining, distributing or otherwise making available, Publicly Available Software with or into any Company Products, or for providing any Company Products on a software-as-a-service, web-based application or service basis, including using Publicly Available Software (or portions thereof) from which any Company Products inherit, link, or otherwise call functionality (including libraries or other shared-source repositories)) (A) in a manner that would create obligations for the Company with respect to any Person or grant or purport to grant to any Person any rights to or immunities under any material Company Intellectual Property, or (B) under any license requiring the Company to disclose or distribute the source code to any Company Products, to license the source code to any Company Products for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any Company Products at no or minimal charge. The Company has not received any written request from any Person for disclosure of the source code to any of the Company Products pursuant to any license terms applicable to Publicly Available Software.

(m)    The Company has taken customary and reasonable actions to maintain, protect and enforce all of the Company Intellectual Property, including the secrecy, confidentiality and value of trade secrets and other confidential information. All use, disclosure or appropriation of material trade secrets and other confidential information owned by the Company by or to a third party has been pursuant to the terms of a written agreement or other legal obligation between the Company, on the one hand, and such third party, on the other hand, pursuant to which the third party undertakes to protect and not disclose such trade secrets and other confidential information or use such trade secrets and other confidential information except for a specified limited purpose. The Company has not materially breached any confidentiality agreements with respect to trade secrets and other confidential information to which the Company is subject and, to the knowledge of the Company, no other party to any such confidentiality agreement is in material breach thereof.

(n)     All Persons who have contributed to the creation or development of the Company Products: (A) have executed and are legally bound by a written nondisclosure agreement (in the form provided to Parent) applicable to the protection of the Company's confidential information and to which the Company is the beneficiary either directly or indirectly; and (B) have executed and are legally bound by a written agreement of assignment (in the form provided to Parent) in favor of the Company as assignee that conveys to the Company a present grant of exclusive ownership of all Intellectual Property developed for the Company by such Persons, either directly or indirectly, without further payment being owed to such Persons or without any restrictions or obligations on the use or ownership of such Intellectual Property. To the knowledge of the Company, no Person who has contributed to the creation or development of Company Products has taken any action to secure or acquire any rights in any Company Intellectual Property inconsistent with the assignment referred to in this Section 4.15(n).

(o)    No funding, facilities or personnel of any Governmental Authority, university, college, other educational institution or research center, were used to develop or create, in whole or in part, any Company Intellectual Property, and no Governmental Authority, university, college, other educational institution or research center, has any claim or right of an ownership or financial nature in or to any Company Intellectual Property.

(p)    The Business Systems are sufficient for the operation of such business as currently conducted. The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, and acts in material compliance therewith. In the last eighteen (18) months, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(q)    There is no governmental prohibition or restriction on the exercise of rights to or under any Company Intellectual Property in any jurisdiction in which the Company currently conducts business or on the export or import of any of Company Intellectual Property or Company Products from or to any such jurisdiction, except for any restrictions with which the Company complies in connection with its business.

(r)    The source code for all Company Proprietary Software contains clear and accurate annotations and programmer's comments, and otherwise has been documented in a professional manner that is sufficient to enable a programmer of reasonable skill and competence independently to understand, analyze, and interpret program logic, correct errors and improve, enhance, modify and support such Software.

(s)    The Company has entered an agreement with an ICANN-sanctioned domain name registrar for the registration and Domain Name System sponsoring and administration of the second level domain names set forth in Section 4.15(s) of the Disclosure Schedule ("Company Domain Names"). No third party other than ICANN has rights in the Domain Names superior to the Company, and no Person has made any claims against or related to Company Domain Names.

(t)    Except as set forth in Section 4.15(t) of the Disclosure Schedule, no Contract to which the Company is a party (including any agreement for the performance of services by or on behalf of the Company), confers upon any third party any ownership right, license or other right with respect to any Intellectual Property developed or delivered by the Company in connection with such Contract.

4.16    Environmental Matters.

(a)    To the Company's knowledge, no Hazardous Material has been released (except as specifically authorized, such as by Permits issued by a Governmental Entity), onto or under any property occupied by the Company, nor has any Hazardous Material migrated beneath such properties.

(b)    The Company has not engaged in any Hazardous Materials Activities in violation of any Environmental and Safety Law in any material respect.

(c)    The Company holds and has held all Environmental Permits necessary for the conduct of Company's Hazardous Materials Activities and other businesses of the Company.

(d)    No action, proceeding, revocation proceeding, amendment procedure, writ, or injunction is pending and, to the knowledge of the Company, no action, Proceeding, revocation proceeding, amendment procedure, writ, or injunction has been threatened by any Governmental Entity against the Company concerning any Environmental Permit, Hazardous Material, or any Hazardous Materials Activities of Company. The Company has received no written notification that it is or may be liable for natural resource damages, the investigation or cleanup of Hazardous Materials, or for the response costs incurred by others in conducting such investigation or cleanup. To the knowledge of the Company, no fact or circumstance exists that would reasonably be expected to result in the Company becoming involved in any environmental litigation or impose upon the Company any liability for violation of Environmental and Safety Laws.

(e)    To the Company's knowledge, the Company has not, either by agreement or by operation of law, assumed or undertaken any Liability of another Person under any Environmental and Safety Law, including any obligation for investigation, cleanup, corrective action, or natural resource damages with respect to Hazardous Materials.

(f)    To the knowledge of the Company, no asbestos-containing materials, polychlorinated biphenyls, underground storage tank, or landfill, impoundment or other disposal area containing Hazardous Materials is present at the property operated by the Company that will require actions under applicable Environmental and Safety Laws to clean up, remove, treat or remediate Hazardous Materials.

(g)    Neither the Company nor, to the knowledge of the Company, any other Person, possess copies of any reports concerning the presence or possible presence of released Hazardous Materials on real property currently or formerly owned, leased, or occupied by the Company, including any environmental site assessment reports.

4.17    Taxes.

(a)    The Company has timely filed all material Tax Returns it was required to file and all such Tax Returns were at the time they were prepared complete and accurate in all material respects. The Company has timely paid all Taxes it was required to pay (whether or not shown as due on any Tax Returns, whether or not filed).

(b)    To the Company's knowledge, the Company has complied with all applicable Legal Requirements relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442 and 1445 of the Code or any corresponding or similar provision of state, local or foreign Tax law).

(c)    The Company has (i) collected all sales, use, value added, goods and services, and similar Taxes required to be collected and (ii) timely remitted all such Taxes collected to the appropriate Tax Authority in accordance with applicable Tax laws.

(d)    The unpaid Taxes of the Company (i) did not, as of the Balance Sheet Date, materially exceed the reserves for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Latest Balance Sheet and (ii) will not, as of the Closing Date, materially exceed the reserves for Taxes (excluding reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Post-Closing Working Capital Statement. Since the Balance Sheet Date, the Company has not incurred any material liability for Taxes outside the Ordinary Course of Business.

(e)    There is (i) no claim for Taxes being asserted against the Company that has resulted in a statutory lien against the property of the Company (other than Permitted Encumbrances), (ii) no claimed or asserted Tax deficiencies or assessments of Tax against the Company that have not been fully paid, (iii) no audit or, to the Company's knowledge, pending audit of any Tax Return of the Company being conducted by a Tax Authority, and (iv) no extension of any statute of limitations on the assessment of any Taxes granted by the Company that currently is in effect.

(f)    No written claim has been received by the Company from any Tax Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.

(g)    The Company has not executed or filed with any Tax Authority any power of attorney with respect to any Taxes of the Company.

(h)    The Company has neither participated in, nor is currently participating in, a "reportable transaction" within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local or foreign Tax law.

(i)    The Company (i) has never been a member of any affiliated group within the meaning of Section 1504(a) of the Code (or any affiliated, combined, consolidated, unitary or similar group or arrangement for group relief from state, local or foreign Tax purposes), and (ii) has no present Liability for the Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax law), as a transferee or successor, pursuant to any contractual obligation, or otherwise. The Company is not a party to or bound by any Tax allocation, sharing, indemnity or similar agreement.

(j)    The Company will not be required to include any item of income in, or exclude any item of deduction from, income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting made on or prior to the Closing Date pursuant to Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign Tax law), (ii) closing agreement described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(k)    In connection with the completion of the Merger, no payment or benefit has been, will be, or may be made or provided under this Agreement, under any arrangement contemplated by this Agreement, or under any Employee Benefit Plan that, either alone or together with any other payments or benefits, constitutes or could constitute a "parachute payment" within the meaning of Section 280G(b)(2) of the Code (or any corresponding or similar provision of state, local or foreign Tax law). No Company Option (or other right to acquire Company Capital Stock) is or has ever been a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code. All Employee Benefit Plans that are "nonqualified deferred compensation plans" within the meaning of Section 409A(d)(1) of the Code satisfy in all material respects the requirements of Sections 409A(a)(2), 409A(a)(3), and 409A(a)(4) of the Code and the guidance thereunder and have been operated in accordance with such requirements.

(l)    The Company has never been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)    The Company has not distributed stock of another entity, and the Company has not had its stock distributed by another entity, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in connection with the Merger.

(n)    Each of the Company and its Subsidiaries is classified as a corporation for U.S. federal income Tax purposes. Neither the Company nor any of its Subsidiaries has filed an election under Treasury Regulation Section 301.7701-3(c).

(o)    The Company has been determined to be a "passive foreign investment company" within the meaning of Section 1297(a) of the Code.

(p)    Neither the Company nor any of its Subsidiaries is engaged in or has ever engaged in a trade or business through a "permanent establishment" within the meaning of an applicable income Tax treaty in any country other than the country in which the Company or the relevant Subsidiary is formed or organized.

(q)    The Company is not and has never been engaged in a "trade or business within the United States" within the meaning of Code Sections 864(b) and 882(a). The Company is not and has never been (i) a partner of a partnership (or an owner of an interest in any "business entity" within the meaning of Treasury Regulation Section 301.7701-2(a) classified as a partnership for U.S. federal income Tax purposes) that is or was engaged in a "trade or business within the United States" within the meaning of Sections 864(b) or 882(a) of the Code or (ii) a beneficiary of an estate or trust that is or was engaged in a "trade or business within the United States" within the meaning of Sections 864(b) or 882(a) of the Code.

(r)    The Company is not a party to any joint venture, partnership, other arrangement or contract that could be treated as a partnership for U.S. federal income Tax purposes.

4.18    Employee Benefit Plans.

(a)    Section 4.18(a) of the Disclosure Schedule lists all Employee Benefit Plans. None of the Company or any ERISA Affiliate has any Contract, arrangement, commitment or obligation to create, enter into or contribute to any additional Employee Benefit Plan, or to modify or amend any existing Employee Benefit Plan. There has been no amendment, interpretation or other announcement by the Company, any ERISA Affiliate or any officer, director or employee of the Company relating to, or change in participation or coverage under, any Employee Benefit Plan that, either alone or together with other such items or events, could materially increase the expense of maintaining such Employee Benefit Plan (or the Employee Benefit Plans taken as a whole) above the level of expense incurred with respect thereto for the most recent fiscal year included in the Financial Statements. Each Employee Benefit Plan can be amended or terminated by the Company at any time (whether before or after the Closing) and without any material penalty, Liability or expense to the Company, any ERISA Affiliate or such Employee Benefit Plan (including, without limitation, any surrender charge, market rate adjustment or other early termination charge or material penalty). None of the rights (including the right to amend or terminate any Employee Benefit Plan at any time and without penalty, Liability or expense) of the Company, any ERISA Affiliate, the Surviving Company, Parent or any Subsidiary of the Surviving Company or Parent under (or with respect to) any Employee Benefit Plan will be impaired in any way by this Agreement or the completion of the transactions contemplated by this Agreement.

(b)    The Company has delivered to Parent, with respect to each Employee Benefit Plan (to the extent applicable thereto), copies of: (i) all documents embodying such Employee Benefit Plan (including all amendments thereto) or, if such Employee Benefit Plan is not in writing, a written description of such Employee Benefit Plan; (ii) the last three annual reports (e.g., Form 5500 series and all schedules and financial statements attached thereto) filed with respect to such Employee Benefit Plan; (iii) the most recent summary plan description and all summaries of material modifications related thereto, distributed with respect to such Employee Benefit Plan; (iv) all Contracts (and any amendments thereto) relating to such Employee Benefit Plan, including all trust agreements, investment management agreements, annuity contracts, insurance contracts, bonds, indemnification agreements and service provider agreements; (v) the most recent determination, opinion or advisory letter, as applicable, issued by the IRS with respect to such Employee Benefit Plan; (vi) the most recent annual actuarial valuation prepared for such Employee Benefit Plan; (vii) the most recent financial statement prepared for such Employee Benefit Plan; (viii) all written communications to employees of the Company and the ERISA Affiliates (or to any other individuals), to the extent that the provisions of such Employee Benefit Plan as described therein differ from such provisions as set forth or described in the other information or materials furnished under this subsection (b); (ix) all correspondence to or from a Governmental Entity relating to such Employee Benefit Plan; and (x) all coverage, nondiscrimination, top heavy and Code Section 415 tests performed with respect to such Employee Benefit Plan for the three most recently completed plan years.

(c)    With respect to each Employee Benefit Plan: (i) such Employee Benefit Plan was properly and legally established; (ii) such Employee Benefit Plan is, and at all times since inception has been, maintained, administered, operated and funded in all material respects in accordance with its terms and in compliance in all material respects with all applicable requirements of all applicable Legal Requirements, including ERISA and the Code; (iii) the Company, each ERISA Affiliate and each other Person (including each fiduciary of such Employee Benefit Plan) has properly performed, in all material respects, all of its duties and obligations (whether arising by operation of Legal Requirements, by contract or otherwise) under or with respect to such Employee Benefit Plan, including all fiduciary, reporting, disclosure, and notification duties and obligations; (iv) all returns, reports (including, without limitation, all Form 5500 series annual reports, together with all schedules and audit reports required with respect thereto), notices, statements and other disclosures relating to such Employee Benefit Plan required to be filed with any Governmental Entity or provided to any Employee Benefit Plan participant (or the beneficiary of any such participant) have been properly prepared and duly filed or provided in a timely manner and are accurate in all material respects; (v) none of the Company, any ERISA Affiliate or any fiduciary of such Employee Benefit Plan has engaged in any transaction or acted or failed to act in a manner that violates the fiduciary requirements of ERISA or any other applicable Legal Requirements; (vi) no transaction or event has occurred or is threatened or about to occur (including any of the transactions contemplated in or by this Agreement) that constitutes or could constitute a prohibited transaction under Section 406 or 407 of ERISA or under Section 4975 of the Code for which an exemption is not available; and (vii) all contributions, premiums and other payments due or required to be paid to (or with respect to) such Employee Benefit Plan have been paid on or before their respective due dates, or, if not yet due, have been accrued as a liability on the Latest Balance Sheet (if such accrual is required by GAAP). None of the Company or any ERISA Affiliate has incurred, and, to the Company's knowledge, there exists no condition or set of circumstances in connection with which the Company, any ERISA Affiliate, the Surviving Company, Parent or any Subsidiary of the Surviving Company or Parent will incur, directly or indirectly, any Liability or expense (except for routine contributions and benefit payments in the ordinary course, none of which are past due) under (or with respect to) any Employee Benefit Plan, including any Liability or expense under ERISA, the Code or other applicable Legal Requirements or pursuant to any indemnification or similar agreement.

(d)    Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and its related trust and/or group annuity contract is exempt from taxation under Section 501(a) of the Code. Each such Employee Benefit Plan (i) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Employee Benefit Plan's qualified status under the Code, as amended through that legislation commonly referred to as "EGTRRA," or (ii) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan. Nothing has occurred, or is reasonably expected by the Company or any ERISA Affiliate to occur, that will adversely affect the qualification or exemption of any such Employee Benefit Plan or its related trust or group annuity contract or require the filing of a submission under the IRS's employee plans compliance resolution system or the taking of any corrective action pursuant to such system in order to maintain the qualified status of such Employee Benefit Plan. No such Employee Benefit Plan is a "top-heavy plan," as defined in Section 416 of the Code.

(e)    Each Employee Benefit Plan that provides deferred compensation subject to Section 409A of the Code satisfies in form and operation the requirements of Sections 409A(a)(2), 409A(a)(3) and 409A(a)(4) of the Code and the guidance thereunder (and has satisfied such requirements for the entire period during which Section 409A of the Code has applied to such Employee Benefit Plan in accordance with the applicable guidance at the applicable time). None of the transactions contemplated by this Agreement or the Escrow Agreement will constitute or result in a violation of Section 409A(a)(2), 409A(a)(3) or 409A(a)(4) of the Code (or otherwise violate Section 409A of the Code); provided, however, that the

Company makes no representation or warranty as to any employment or similar agreement to be provided by Parent. No event has occurred, or is about to occur, (including the transactions contemplated by this Agreement) that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code. No stock option or equity unit option granted under any Employee Benefit Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option. The Company has no agreement or obligation to indemnify or "gross-up" any individual for any taxes or interest imposed on such individual pursuant to Section 409A of the Code.

(f)    None of the Company or any ERISA Affiliate sponsors, maintains or contributes to or has ever sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), or has any direct, indirect or contingent Liability with respect to, any (i) "multiemployer plan," as defined in Section 3(37) or 4001(a)(3) of ERISA or 414(f) of the Code, (ii) multiple employer plan within the meaning of Section 210(a), 4063 or 4064 of ERISA or Section 413(c) of the Code, (iii) employee benefit plan that is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code, (iv) "multiple employer welfare arrangement," as defined in Section 3(40) of ERISA, (v) "funded welfare plan" within the meaning of Section 419 of the Code, or (vi) self-funded (or self-insured) health plan.

(g)    None of the Employee Benefit Plans provides severance, life insurance, medical or other welfare benefits (within the meaning of Section 3(1) of ERISA) to any current or former employee of the Company or any ERISA Affiliate, or to any other Person, after his or her retirement or other termination of employment or service, and none of the Company or any ERISA Affiliate has ever represented, promised or Contracted to any such employee or former employee, or to any other Person, that such benefits would be provided, except to the extent required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. No insurance Contract or any other Contract affecting any Employee Benefit Plan requires or permits a retroactive increase in premiums or payments due thereunder.

(h)    There are no actions, suits or claims (other than routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to (or against the assets of) any Employee Benefit Plan, nor, to the knowledge of the Company, is there any basis for any such action, suit or claim. No Employee Benefit Plan is currently under investigation, audit or review, directly or indirectly, by any Governmental Entity, and, to the knowledge of the Company, no such action is contemplated or under consideration by any Governmental Entity.

(i)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent event(s)) will: (i) entitle any individual to severance pay, unemployment compensation or any other payment from the Company, any ERISA Affiliate, the Surviving Company, Parent, any Subsidiary of the Surviving Company or Parent, or any

Employee Benefit Plan; (ii) otherwise increase the amount of compensation due to any individual or forgive indebtedness owed by any individual; (iii) result in any benefit or right becoming established or increased, or accelerate the time of payment or vesting of any benefit under any Employee Benefit Plan, except as required by Section 411(d)(3) of the Code and the vesting of Company Options; or (iv) require the Company, any ERISA Affiliate, the Surviving Company, Parent or any Subsidiary of the Surviving Company or Parent to transfer or set aside any assets to fund or otherwise provide for any benefits for any individual.

(j)    To the Company's knowledge, the Company and each ERISA Affiliate has for purposes of each Employee Benefit Plan correctly classified those individuals performing services for the Company or any ERISA Affiliate as common law employees, leased employees, independent contractors or agents.

(k)    To the Company's knowledge, (i) each Employee Benefit Plan mandated by a foreign (i.e., non-United States) Governmental Entity or subject to the Legal Requirements of a jurisdiction outside of the United States ("Foreign Benefit Plan") that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Entities and (ii) all of Foreign Benefit Plans are registered where required by, and are in good standing under, all applicable Legal Requirements. To the Company's knowledge, no Foreign Benefit Plan has any unfunded liabilities, determined in accordance with GAAP, that have not been fully accrued on the Financial Statements or that will not be fully offset by insurance. Notwithstanding anything to the contrary contained in this Agreement, this Section 4.18(k) is the sole and exclusive representation and warranty with respect to Foreign Benefits Plans.

4.19    Employee Matters.

(a)    The Company is in compliance in all material respects with all applicable Legal Requirements in the United States, and, to the Company's knowledge, in non-U.S. jurisdictions, respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in a material Proceeding.

(b)    Section 4.19(b) of the Disclosure Schedule sets forth all severance Contracts and employment Contracts to which the Company is a party or by which the Company is bound. The Company has never been a party to or bound by any collective bargaining agreement or other labor union or workers counsel Contract, no collective bargaining agreement is being negotiated by the Company and the Company has no duty to bargain with any labor organization or workers counsel. There is no pending demand for recognition or any other request or demand from a labor organization or workers counsel for representative status with respect to any Person employed by the Company. The Company has no knowledge of any activities or proceedings of any labor union or workers counsel to organize its employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened. Neither the Company, nor to the knowledge of the Company, any of its representatives or employees, has committed any unfair labor practice in connection with the operation of the business of the Company, and there is no charge or complaint against the Company by the National Labor Relations Board or any comparable Governmental Entity pending or to the knowledge of the Company, threatened.

(c)    To the knowledge of the Company, no employee of the Company is in material violation of any material term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted by the Company or to the use of trade secrets or proprietary information of others. The employment of each of the employees of the Company is "at will" (except for non-U.S. employees of the Company located in a jurisdiction that does not recognize the "at will" employment concept) and the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of its employees. The Company has not, and to the knowledge of Company, no other Person has, other than offers of employment or representations made by Parent or Parent's representatives, (i) entered into any Contract that obligates or purports to obligate Parent to make an offer of employment to any present or former employee or consultant of the Company or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Parent following the Effective Time.

(d)    The Company has provided to Parent the names, positions, rates of compensation, severance rights and other cash compensation of all officers, directors, and employees of the Company, showing each such person's name, position, annual remuneration, status as exempt/non-exempt and bonuses for the current fiscal year and the most recently completed fiscal year.

(e)    The Company has provided to Parent all forms of confidentiality, non-competition or inventions agreements between current and former employees and consultants and the Company (and a list of employees and consultants not subject thereto).

4.20    Interested Party Transactions. The Company has not entered into any Contract, arrangement or other business relationship with any of the Company's present or former directors, officers, shareholders, partners and their respective affiliates (the "Related Parties") other than normal employment arrangements and Company benefit plans. The Company is not owed, nor does it owe, any amount from, or to, the Related Parties (excluding employee compensation and other ordinary incidents of employment). No Related Party has any interest in any assets or rights or business of the Company, except for interest and rights as a Company Holder.

4.21    Insurance. Section 4.21 of the Disclosure Schedule contains a list and brief description (including insurer, coverages, deductibles and expiration dates) of all insurance policies (including fire and casualty, general liability, theft, life, workers' compensation, directors and officers, business interruption and all other forms of insurance) which are owned by the Company or which name the Company as an insured (or loss payee). There is no material claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid, and the Company is not liable for retroactive premiums or similar payments, and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has no knowledge of any threatened termination of any such policy.

4.22    Books and Records. The Company has provided to Parent complete and accurate copies of (a) all documents listed in the Disclosure Schedule, (b) the Organizational Documents of the Company, each as currently in effect, (c) the minute books containing records of all meetings (and consents in lieu of meetings) by the board of directors of the Company, committees of the board of directors of the Company and stockholders of the Company and (d) the stock ledger, journal and other records of the Company. The books, records and accounts of the Company (i) are true, correct and complete in all material respects, and (ii) are stated in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of the material assets and properties of the Company.

4.23    Customs and International Trade Laws.

(a)    The Company is in compliance, and has conducted its sales transactions, in compliance, in all material respects with all applicable Customs and International Trade Laws, and at no time has the Company committed any material violation of the Customs and International Trade Laws. The Company holds all material Permits required under Customs and International Trade Laws, and is in material compliance with those Permits.

(b)    The Company is not subject to any Proceeding for failure to properly mark imported merchandise, notice to properly mark merchandise or return merchandise to customs custody, claim for additional customs duties or fees, denial order, suspension of export privileges, government sanction, or any other Proceeding by a Government Entity (domestic or foreign) involving or otherwise relating to any alleged or actual violation of the Customs and International Trade Laws or relating to any alleged or actual underpayment of customs duties, fees, taxes or other amounts owed pursuant to the Customs and International Trade Laws, and the Company has paid all material amounts of customs duties and fees.

4.24    Customers and Suppliers.

(a)    Section 4.24(a) of the Disclosure Schedule sets forth the revenues from each of the top ten (10) customers and distributors by revenue of the Company for the year ended December 31, 2010 and nine (9) months ended September 30, 2011 ("Significant Customers and Distributors"). The Company has no outstanding material disputes concerning its products or services with any Significant Customer or Distributor. The Company has not received notice from any Significant Customer or Distributor that such customer or distributor will not continue as a customer or distributor of the Company or that any Significant Customer or Distributor intends to terminate or materially modify its existing relationship with the Company or Parent after the Closing.

(b)    Section 4.24(b) of the Disclosure Schedule sets forth each supplier of the Company which, for the year ended December 31, 2010 and nine (9) months ended September 30, 2011, was one of the five (5) largest suppliers of products or services to the Company, based on amounts paid or payable to such supplier (each, a "Significant Supplier"). The Company has no outstanding material dispute concerning products or services provided by any Significant Supplier. The Company has not received written notice from any Significant Supplier that such supplier will not continue as a supplier to the Company or that such supplier intends to terminate or materially modify its existing relationship with the Company.

4.25    Accounts Receivable. The accounts receivable shown on the Latest Balance Sheet arose in the Ordinary Course of Business and represented bona fide claims against debtors for sales and other charges. Allowances for doubtful accounts and warranty returns have been (and for accounts receivable arising after the Balance Sheet Date but prior to the Closing Date will be) prepared in accordance with GAAP and with the Company's past practices. The accounts receivable of the Company arising after the Balance Sheet Date and before the Closing Date arose in the Ordinary Course of Business, and represent bona fide claims against debtors for sales and other charges. To the knowledge of the Company, no amount of the accounts receivable of the Company is subject to any claim of offset, recoupment, setoff or counter-claim, and the Company has no knowledge of any specific facts or circumstances (whether asserted or unasserted) that would reasonably be expected to give rise to any such claim.

4.26    Inventory. The Inventory consists of items of a quantity and quality usable or salable in the Ordinary Course of Business. No more than $100,000 of the Inventory is obsolete, damaged or defective, in each case in excess of the Company's reserve for obsolescence set forth in the Latest Balance Sheet. All Inventory has been valued at the lower of cost or market value on a last in, first out basis. As of the Agreement Date, quantities of Inventory (whether raw materials, work-in-process or finished goods) are reasonable in the present circumstances and sufficient to timely meet the present demand of customers as reflected in customer orders. "Inventory" means all inventory, wherever located, including raw materials, work-in-process, packaging, finished goods and shop and production supplies, produced by or used in the operation of the Company's business, and all rights of the Company to the warranties received from suppliers and distributors and any related claims, credits, rights of recovery and setoffs with respect to such inventory.

4.27    Warranties. The Company has provided to Parent copies of the Company's standard product warranties, indemnities and guaranties with respect to the Company Products and any material deviations from the standard. The Company Products have complied in all material respects with all applicable product warranties, purchase orders, statements of work, and other regulatory requirements and similar standards, whether contractual, statutory, regulatory or imposed by Company or customer policies. The Company Products have complied with all applicable product specifications and quality control standards, whether contractual, statutory, regulatory or imposed by Company or customer policies. Section 4.27 of the Disclosure Schedule sets forth the Company's warranty and indemnity claims from January 1, 2011 to November 15, 2011, and any currently pending or anticipated warranty or indemnity claims. Except as set forth in Section 4.27 of the Disclosure Schedule, (a) none of the Company Products has been the subject of any voluntary or mandatory recall, public notification, or notification to any government regulatory body, or similar action, and to the knowledge of the Company there has been, during the same period, no reasonable basis for any such recall, public notification, notification to any government regulatory body, or similar action, and (b) no customer or subsequent purchaser of any of the Company Products has asserted any claim with respect to, or informed the Company of, any nonconformity of any product or service of the Company with applicable product warranties, product specifications, purchase orders, statements of work, other regulatory requirement, quality control or similar standards, whether contractual, statutory, regulatory or imposed by Company or customer policies.

4.28    Bank Accounts; Powers of Attorney. Section 4.28 of the Disclosure Schedule sets forth a list showing (a) the name and location of each bank in which the Company has an account, credit line or safety deposit box and the names of all Persons authorized to draw thereon or, with respect to safety deposit boxes, have access thereto and (b) the names of all Persons, if any, holding powers of attorney from the Company and a summary statement of the terms thereof.

4.29    Finders' Fees; Transaction Expenses. The Company is not obligated to pay any fees or expenses of any investment banker, broker, advisor, finder or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement by reason of any act taken on behalf of the Company.

4.30    Disclosure Documents. Any proxy, information statement, notice or other disclosure provided to Company Holders in connection with the solicitation of Company Stockholders of the approval this Agreement or the transactions contemplated by this Agreement ("Disclosure Documents") will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Company with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Parent for inclusion or incorporation by reference therein. Each Disclosure Document, insofar as it relates to Company or other information supplied by Company, will comply as to form and content in all material respects with all Legal Requirements.

4.31    Takeover Statutes. No "control share acquisition," "fair price" or other anti-takeover regulations apply or will apply to this Agreement or the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub each represent and warrant to the Company as follows:

5.1    Organization and Standing. Parent is an exempted company duly organized, validly existing and in good standing under the laws of Bermuda and has full power and authority to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted. Sub is an exempted company duly organized, validly existing and in good standing under the laws of the Cayman Islands and has full power and authority to enable it to own, lease or otherwise hold its properties and to conduct its business as now being conducted.

5.2    Authority and Enforceability. Each of Parent and Sub has all requisite entity power and authority to enter into this Agreement, the Escrow Agreement and to complete the transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the Escrow Agreement and the completion of the transactions contemplated hereby and thereby has been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by each of Parent and Sub and constitutes the valid and binding obligation of Parent and Sub enforceable against Parent and Sub, respectively, in accordance with its terms, and the Escrow Agreement, after being duly executed and delivered by Parent or Sub will (assuming the due authorization, execution and delivery by the other parties hereto and thereto), constitutes a valid and binding obligation of Parent or Sub, as applicable, enforceable against Parent or Sub in accordance with its terms, in each case subject only to the effect, if any, of (i) bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights or remedies of creditors or (ii) general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief).

5.3    Non-Contravention. The execution and delivery of this Agreement by Parent and Sub, the execution and delivery of the Escrow Agreement, the completion of the transactions contemplated hereby and thereby, and the performance by Parent and Sub of their obligations hereunder and thereunder, do not require any consent, approval or waiver from any Person pursuant to, (i) any provision of the Certificate of Incorporation or Bylaws (or other equivalent organizational or governing documents, as applicable) of Parent or Sub, in each case as amended to date, (ii) any Legal Requirements applicable to Parent or Sub or to any of its material properties or assets or (iii) any request of any Governmental Entity.

5.4     Government Consent. The execution and delivery of this Agreement by Parent and Sub do not, the execution and delivery of the Escrow Agreement do not, the completion of the transactions contemplated hereby and thereby will not, and the performance by Parent and Sub of their obligations hereunder and thereunder do not and will not require any consent, approval, authorization or permit of, or filing by Parent or Sub with or notification by the Company to, any Governmental Entity, except for (i) the filing of all documents with the Cayman Islands Registrar of Companies that are necessary to complete the Merger, and (ii) such other consents, authorizations, filings, approvals, notices and registrations which, if not obtained or made, would not be material to Parent's or Sub's ability to complete the Merger or to perform their respective obligations under this Agreement.

5.5    Litigation. There is no Proceeding which is pending or has been threatened in writing against Parent, Sub or any of their respective Subsidiaries which seeks to prevent Parent or Sub from consummating the transactions contemplated by this Agreement or the Escrow Agreement.

5.6    Sufficient Funds. As of the Agreement Date, Parent has or has access to, and as of the Closing Date, will have, sufficient cash in immediately available funds to pay the amounts which are required to be paid by Parent and Sub pursuant to this Agreement, including the Total Merger Consideration and all of Parent's fees and expenses in order to consummate the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

6.1    Conduct of Business of the Company. Except as contemplated by this Agreement or as set forth in Section 6.1 of the Disclosure Schedule, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time (the "Pre-Closing Period"), the Company and its Subsidiaries shall (a) conduct its business in the Ordinary Course of Business (b) use commercially reasonable efforts to maintain and preserve intact its business, to retain the services of its current officers and key employees, and to preserve the commercial relationships with its customers, suppliers and other Persons with which it has material business dealings. Without limiting the generality of the foregoing, and except as otherwise contemplated by this Agreement or as set forth in Section 6.1 of the Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the actions that would result in a breach of Section 4.9 without the prior written consent of Parent, which shall not be unreasonably withheld or delayed.

6.2    Reasonable Efforts.

(a)Each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all action, or to do, or cause to be done, all things necessary, proper or advisable to complete and make effective the transactions contemplated by this Agreement and to cause the conditions to the obligations of the other party hereto to complete the transactions contemplated hereby to be satisfied at the Closing and as of the Effective Time as provided herein, including satisfying all Legal Requirements and obtaining all consents and approvals of all Governmental Entities and removing any injunctions or other Encumbrances on any assets of the Company, the obtaining or removal of which are necessary to the completion of the transactions contemplated by this Agreement. The parties hereto shall reasonably cooperate with each other in connection with the taking of all actions referenced in the preceding sentence, including providing (i) such reasonable assistance as the other party may reasonably request in connection with its preparation of any required filings or submissions and (ii) copies of all such filings and submissions to the non-filing party and its advisors prior to filing or submission and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent shall have the right to review in advance, and, to the extent practicable, each shall consult the other on, all the information relating to the Company or Parent, as the case may be, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement (including any filing contemplated by this Section 6.2).

(b)Notwithstanding anything in this Agreement to the contrary, neither the Company nor Parent shall be required to expend any material amount of money, commence any litigation or offer or grant any accommodation (financial or otherwise) to any third party, including any Governmental Entity, in connection with obtaining any consent, substitution, approval or amendment required to be obtained by the Company in connection with the transactions contemplated hereby.

6.3    Third Party Consents; Notices. The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Parent at or prior to the Closing, the consents, waivers and approvals listed in Section 6.3 of the Disclosure Schedule.

6.4    Stockholder Approval and Board Recommendation.

(a)    The Company shall use commercially reasonable efforts to secure as promptly as practical following the Agreement Date, in accordance with this Agreement, the Cayman Islands Act, and the Existing Memorandum and Articles, the Company Stockholder Approval. The Company shall duly call, give notice of, convene and hold an extraordinary general meeting of its members (the "Stockholders' Meeting"), as promptly as reasonably practicable after the Agreement Date, and in any event within five (5) days after the Agreement Date, and will hold the Stockholders' Meeting within ten (10) days after meeting notice is mailed to the Company Stockholders, for the purpose of voting upon the adoption of this Agreement. The Company's obligation to hold the Stockholders' Meeting and seek to secure the Company Stockholder Approval in accordance with this Section 6.4(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Company of any Acquisition Proposal, or in the event that the Company Board withholds, withdraws, amends or modifies its recommendation to the Company Stockholders in favor of the Company Stockholder Approval.

(b)    (i) The Company Board shall recommend that the Company Stockholders vote in favor of the adoption of this Agreement pursuant to the Company Stockholder Consent; (ii) any information statement or other disclosure document distributed to the Company Stockholders in connection with the Merger shall include a statement to the effect that the Company Board has recommended that the Company Stockholders vote in favor of the adoption of this Agreement pursuant to the Company

Stockholder Consent; and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement.

6.5    No Solicitation. During the Pre-Closing Period, the Company will not, nor will it authorize or permit any of its Subsidiaries or any of its officers, directors, affiliates, stockholders or employees or any investment banker, attorney or other advisor or representative retained by the Company in connection with (x) the transactions contemplated hereby, (y) any other potential strategic transaction or (z) any other transaction not in the Ordinary Course of Business (all of the foregoing collectively being the "Company Representatives") to, directly or indirectly, (a) knowingly solicit, initiate, seek, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (b) knowingly enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (c) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (d) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal or (e) submit any Acquisition Proposal to the vote of any Company Stockholders. The Company will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal. If any Company Representatives, in his or her capacity as such, takes any action that the Company is obligated pursuant to this Section 6.5 to cause such Company Representatives not to take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.5.

6.6    Confidentiality; Public Disclosure.

(a)    The parties hereto acknowledge that Purchaser Parent and the Company have previously executed a Letter Agreement dated August 31, 2011, as amended on September 21, 2011 and November 14, 2011 (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms. The parties to this Agreement agree to be bound by the Confidentiality Agreement.

(b)    No party shall, and each party shall cause each of its representatives not to, directly or indirectly, issue any press release or other public statement relating to the terms of this Agreement or the transactions contemplated hereby or use any other party's name or refer to any other party directly or indirectly in connection with any other party's relationship with the disclosing party with respect to the transactions contemplated by this Agreement in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of the nondisclosing parties, unless required by law, stock exchange and except as reasonably necessary for the Company to obtain the consents and approvals of Company Stockholders and other third parties contemplated by this Agreement.

Notwithstanding the foregoing, venture capital or private equity funds that have invested in the Company may make, after Parent publicly announces entering into this Agreement, (i) legally or contractually required communications to their affiliates and (ii) communications to current or prospective investors and limited partners, in each case consistent with Parent's public disclosure.

6.7    Notices. During the Pre-Closing Period, the Company will (a) notify Parent in writing promptly after learning of any Proceeding by or before any Governmental Entity or arbitrator initiated by or against it, or known by the Company to be threatened against the Company or any of its directors, officers, employees or stockholders in their capacity as such (a "New Litigation Claim"), (b) notify Parent of ongoing material developments in any New Litigation Claim and (c) consult in good faith with Parent regarding the conduct of the defense of any New Litigation Claim. During the Pre-Closing Period, the Company will notify Parent in writing promptly after it becomes aware of any breach or reasonably likely breach of any representation or warranty by it, or of any matter that may cause the closing conditions set forth in Article VII not to be satisfied.

6.8    Access to Information; Customer Visits.

(a)    During the Pre-Closing Period, the Company shall afford Parent and its accountants, counsel and other representatives, upon reasonable notice, reasonable access during normal business hours to all of the Company's and its Subsidiaries' properties, books, Contracts, employees and records, and all other information concerning the business, properties and personnel of the Company as Parent may reasonably request, except pursuant to the extent that any such information is subject to confidentiality restrictions whether pursuant to a Legal Requirement or Contract.

(b)    Promptly following the Agreement Date, the Company shall use commercially reasonable efforts to arrange for in-person meetings or telephone conferences with the Company's and its Subsidiaries' customers listed on Schedule 6.8. Parent shall be reasonably available for the conferences and meetings and both Parent and the Company shall use commercially reasonable efforts to complete such conferences and meetings within five (5) days after the Agreement Date. The Company shall promptly notify Parent if a commercial relationship or agreement it has with a customer set forth on Schedule 6.8 terminates or it receives notice from such customer that it intends to terminate its relationship or agreement with the Company or its Subsidiaries.

6.9    Consideration Spreadsheet. The Company shall prepare and deliver to Parent, at or prior to the Closing, a spreadsheet (the "Consideration Spreadsheet"), in substantially the form of Exhibit D, certified on behalf of the Company by the Chief Financial Officer of the Company, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information, as of the Closing Date and immediately prior to the Closing: (a) the names of all the Company Stockholders, Company Optionholders and Company Warrantholders and their respective addresses as reflected in the records of the Company; (b) the number, class and series of shares of Company Capital Stock held by, or subject to the Outstanding Company Options or Company Warrants held by, such Persons and, in the case of outstanding shares, the respective certificate numbers where applicable; (c) the exercise price per share of each Outstanding Company

Option and each Company Warrant; (d) the Tax status of each Outstanding Company Option under Section 422 of the Code; (e) the amount of cash issuable to each Company Stockholder in exchange for the Company Capital Stock held by such Persons; (f) the amount of cash issuable to each Company Optionholder in exchange for the Outstanding Company Options held by such Persons; (g) the amount of cash issuable to each Company Warrantholder in exchange for the Company Warrants held by such Persons; (h) for each Company Holder, the amounts subject to Section 2.8(a) and Section 9.7(d), and (i) the amount of Closing Date Debt and Transaction Expenses along with the applicable payees and payment information.

6.10    Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including Transaction Expenses) shall be paid by the party incurring such expense; provided that all Transaction Expenses of the Company unpaid by the Company prior to the Closing Date shall be borne by the Company Holders as either a reduction of the Total Merger Consideration or as Indemnifiable Transaction Expenses pursuant to the terms of this Agreement.

6.11    Director and Officer Indemnification.

(a)    During the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable law, the Surviving Company shall, and shall cause its Subsidiaries to, and Parent shall cause the Surviving Company and its Subsidiaries to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to (i) each indemnification agreement made available to Parent and in effect as of the Agreement Date between the Company or any of its Subsidiaries and any directors of the Company or any of its Subsidiaries and each other Person who is or was a director or officer of the Company or any of its Subsidiaries at or at any time prior to the Effective Time (each a "Company Indemnified Party") and (ii) all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions contained in the applicable Organizational Documents (as in effect on the Agreement Date).

(b)    The Surviving Company shall, and Parent shall cause the Surviving Company to procure a continuation or "tail" for directors' and officers' liability insurance, which insurance shall, for the six (6) year period commencing immediately after the Effective Time, cover acts or omissions occurring prior to the Effective Time on terms with respect to such coverage and amount no less favorable to the Company Indemnified Parties than those of such policy in effect on the date hereof, which cost shall be borne equally by Parent and the Company Holders (by inclusion of the Company Holders' portion as a Transaction Expense); provided that Parent and the Surviving Company shall not be obligated to pay the cost of any such continuation or "tail" coverage to the extent such cost exceeds 300% of the current annual premium for such insurance coverage. If Parent and the Surviving Company are unable to obtain such continuation or "tail" coverage for the cost indicated in the preceding sentence, the Surviving Company shall, and Parent shall cause the Surviving Company to, procure the most favorable continuation or "tail" coverage that the Surviving Company can reasonably obtain for the cost indicated in the preceding sentence.

(c)    For a period of six (6) years following the Effective Time, Parent shall cause the Organizational Documents certificate of incorporation and by-laws of the Surviving Company or its successor company and its Subsidiaries to contain provisions with respect to exculpation and indemnification and advancement of expenses that are at least as favorable in all material respects to the Company Indemnified Parties as those contained in the Amended and Restated Certification of Incorporation or Bylaws of the Company (as in effect on the date of this Agreement) and the comparable organizational documents of each Subsidiary of the Company (as in effect on the date of this Agreement), which provisions will not be amended, repealed or otherwise modified in any matter that would adversely affect the rights thereunder of Company Indemnified Parties.

This Section 6.11 shall survive the consummation of the Merger and the Effective Time, is intended to benefit and may be enforced by the Company Indemnified Parties and their respective heirs, successors and assigns and shall be binding on the Surviving Company and its Subsidiaries and their respective successors and assigns.
6.12    Employee Matters.

(a)    As of immediately following the Closing Date, except as otherwise expressly contemplated by this Agreement or the Escrow Agreement, each of the employees employed immediately prior to the Closing Date by the Company or its Subsidiaries in the United States immediately prior to the Closing Date (the "Continuing U.S. Employees") or by the Company or its Subsidiaries located outside of the United States immediately prior to the Closing Date (the "Continuing Foreign Employees" and together with the Continuing U.S. Employees, the "Continuing Employees") shall remain an employee of the Surviving Company or the Surviving Company's Subsidiary, as applicable.

(b)    As of or within thirty (30) days following the Closing Date, Parent shall cause all Continuing Employees to be provided with comparable types and levels of employee benefits (excluding any defined benefit pension plan and equity award benefits) ("Parent Plans"), as those provided to similarly-situated employees of Parent or its affiliates. For purposes of eligibility to participate, vesting, and entitlement to benefits where length of service is relevant under any Parent Plan, but not benefit accrual under a defined benefit pension plan, in Parent Plans, Parent shall credit each Continuing Employee for prior service with the Company and its Subsidiaries based on such Continuing Employee's date of hire with the Company or its Subsidiaries (as applicable). If benefits are provided under Parent Plans, Parent shall use its commercially reasonable efforts to cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Plan that is a group health plan to be waived with respect to such Continuing Employees and their eligible dependents in accordance with applicable laws and, if the Closing Date occurs on a date other than the last day of an employee benefit plan year and such benefits are provided under Parent Plans, Parent shall use its commercially reasonable efforts to provide such Continuing Employees with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year including the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent Plan in which such Continuing Employees are eligible to participate after the Closing Date.

(c)    At the Closing, Parent agrees that each Continuing Employee shall "carry over" and be entitled to all accrued paid time off days that such Continuing Employee was entitled to as of the Closing Date, except that no Continuing Employee may carry over and be entitled to accrued paid time off days in excess of the number of days permitted to be carried over under the applicable plan of Parent and its affiliates, taking into consideration paid time off days the Continuing Employee will be required to use after the Agreement Date and on or before January 6, 2012. The Company shall compensate each Continuing Employee for the excess accrued paid time off days that are not permitted to be carried over pursuant to this Section 6.12(c), based on the Continuing Employee's applicable standard hourly rate. Prior to Closing, the Company shall do all things reasonably necessary to effectuate the foregoing, including taking board actions and modifying the Company's and its Subsidiaries' paid time off policies. The Company may, at its option, require Parent to fund the payment of excess paid time off at Closing, in which case the payment will be included in Transaction Expenses and any related accrual will not be included in Closing Date Working Capital.

(d)    Nothing in this Section 6.12 shall confer upon any Continuing Employee any right to employment or to any right to compensation or benefits or any other right of any kind or nature whatsoever.

ARTICLE VII

CONDITIONS OF THE MERGER

7.1    Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to complete the transactions contemplated hereby are subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)    Company Stockholder Approval. This Agreement shall have been duly and validly adopted (i) by the Company as required by the Cayman Islands Act and the Company's Organizational Documents and (ii) by Sub as required by the Cayman Islands Act and the Sub's Memorandum and Articles of Association.

(b)    Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the completion of the Merger shall be in effect, nor shall any action have been taken by any Governmental Entity seeking any of the foregoing, and no statute, rule, regulation or order shall have been enacted, entered, enforced or deemed applicable to the Merger, which makes the completion of the Merger illegal.

7.2    Additional Conditions to Obligations of the Company. The obligations of the Company to complete the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)    Representations, Warranties and Covenants. Each of the representations and warranties made by Parent and Sub in this Agreement and in the Parent Closing Certificate (i) shall have been accurate in all material respects as of the Agreement Date and (ii) shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except in the case of clause (ii) for those changes contemplated by this Agreement and for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date). Parent and Sub shall have performed and complied in all material respects with all covenants and agreements required to be performed and complied with by them pursuant to this Agreement at or prior to the Closing.

(b)    Receipt of Closing Deliveries. The Company shall have received, at or prior to the Closing, each of the following:

(i)A certificate, dated as of the Closing Date, executed on behalf of Parent and Sub by a duly authorized officer of Parent and Sub to the effect that each of the conditions set forth in clause (a) of this Section 7.2 has been satisfied (the "Parent Closing Certificate").

(ii)The Escrow Agreement, executed by Parent and the Escrow Agent.

(iii) The Plan of Merger, executed by Sub, along with all documentation and declarations required under the Cayman Islands Act to effectuate the Merger.

7.3    Additional Conditions to the Obligations of Parent and Sub. The obligations of Parent and Sub to complete the transactions contemplated hereby is subject to the satisfaction at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of Parent and may be waived by Parent in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants. Each of the representations and warranties made by the Company in this Agreement and the Company Closing Certificate (i) shall have been accurate in all material respects as of the Agreement Date and (ii) shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except in the case of clause (ii) for those changes contemplated by this Agreement and for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate in all material respects as of such date). The Company shall have performed and complied in all material respects with all covenants and agreements, required to be performed and complied with by the Company pursuant to this Agreement at or prior to the Closing.

(b)Receipt of Closing Deliveries. Parent shall have received, at or prior to the Closing, each of the following:

(i)A certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clauses (a) and (c) of this Section 7.3 has been satisfied (the "Company Closing Certificate").

(ii)A certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (a) the Organizational Documents, (b) the resolutions of the Company's board of directors approving the Merger and adopting this Agreement, and (c) the Company Stockholder Approval.

(iii)The Escrow Agreement, executed by the Company Holders' Agent and the Escrow Agent.

(iv) The Plan of Merger, executed by the Company, along with all documentation and declarations required under the Cayman Islands Act to effectuate the Merger.

(v)Written resignations of each of the directors of the Company, effective no later than immediately prior to the Effective Time.

(vi)The Consideration Spreadsheet completed to include all of the information specified in Section 6.9 in substantially the form of Exhibit D attached hereto, and a certificate executed by the Chief Financial Officer of the Company, on behalf of the Company, dated as of the Closing Date, certifying that such Consideration Spreadsheet is true, correct and complete in all respects.

(vii)The consents, waivers and approvals set forth in Section 6.3 of the Disclosure Schedule, including the agreement of each holder of Company Warrants to receive the consideration set forth in this Agreement in exchange for cancellation of the Company Warrants.

(viii)The Closing Expenses Certificate.

(c)No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company, since the Agreement Date.

(d)Loan Repayment; Release of Encumbrances. There shall be no Company Debt other than Closing Date Debt for which Parent shall have received reasonable and customary payoff letters from the related lender or debt holder, effective on the Closing Date, and Parent shall have received reasonable and customary releases for any Encumbrances securing the Company's and its Subsidiaries' obligations for Company Debt, which releases may be conditioned on repayment of the Company Date in accordance with the related payoff letter. Parent shall have received written consent to the Merger from each secured lender to the Company or its Subsidiaries.

(e)Dissenters. Not more than ten percent (10%) of holders of the fully diluted Company Capital Stock in the aggregate shall have delivered notice of their intention to dissent in accordance with Section 238 of the Cayman Islands Act.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1    Termination. At any time prior to the Closing, this Agreement may be terminated and the Merger abandoned by authorized action taken by the terminating party, whether before or after the Company Stockholder Approval:

(a)by mutual written consent by the Company and Parent;

(b)by either Parent or the Company, if the Closing shall not have occurred on or before December 31, 2011, or such other date that Parent and the Company may agree upon in writing (the "Termination Date"); provided, however, that the right to terminate this Agreement under this clause (b) of Section 8.1 shall not be available to any party whose breach (or whose affiliate's breach) of this Agreement has resulted in the failure of the Closing to occur on or before the Termination Date;

(c)by either Parent or the Company, if any permanent injunction or other order of a Governmental Entity of competent authority preventing the completion of the Merger shall have become final and nonappealable;

(d)by Parent, if the Company shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within thirty (30) days after receipt by the Company from Parent of written notice of such breach; provided, however, that (i) no such cure period shall be available or applicable to any such breach which by its nature cannot be cured; and (ii) if such material breach is not cured within the timeframe above and at or prior to the Closing, Parent may terminate this Agreement if such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied; or

(e)by the Company, if Parent or Sub shall have materially breached any representation, warranty, covenant or agreement contained herein and such breach shall not have been cured within ten (10) days after receipt by Parent from the Company of written notice of such breach; provided, however, that (i) no such cure period shall be available or applicable to any such breach which by its nature cannot be cured; and (ii) if such material breach is not cured within the timeframe above and at or prior to the Closing, the Company may terminate this Agreement if such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied.

8.2    Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub, the Company or their respective officers, directors, stockholders or affiliates; provided, however, that (a) the provisions of this Section 8.2 (Effect of Termination), Article X (General Provisions) and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (b) nothing herein shall relieve any party hereto from liability in connection with any breach of such party's representations, warranties, covenants or agreements contained herein.

8.3    Amendment. Subject to the provisions of applicable Legal Requirements, the parties hereto may amend this Agreement at any time before or after the Company Stockholder Approval pursuant to an instrument in writing signed on behalf of the Parent and the Company; provided that after Company Stockholder Approval, no amendment shall be made which by law requires further approval by Company Stockholders without such further approval. Notwithstanding the foregoing, to the extent permitted by applicable Legal Requirements, Parent and the Company Holders' Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Parent and the Company Holders' Agent.

8.4    Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. At any time after the Closing, the Company Holders' Agent, on behalf of the Company Holders and Parent may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto or the Company Holders' Agent, on behalf of the Company Holders, to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Without limiting the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1    Survival of Representations, Warranties, Covenants and Agreements. If the Merger is completed, all of the representations and warranties of the Company contained in Article IV of this Agreement and of Parent contained in Article V of this Agreement shall survive the Closing and remain in full force and effect until 11:59 p.m. Pacific Time on the date one (1) year after the Closing Date; provided, however, that (i) the representations and warranties made pursuant to Sections 4.3 (Authority and Enforceability), 4.7 (Capital Structure) and 4.11 (Title to Property) shall survive the Closing and remain in full force and effect until 11:59 p.m. Pacific Time on the date three (3) years after the Closing Date, and (ii) the representations and warranties made pursuant to Sections 4.17 (Taxes) shall survive the Closing and remain in full force and effect until three (3) days after the expiration of the applicable statute of limitations (together, Sections 4.3, 4.7, 4.11, and 4.17 are collectively referred to herein as the "Special Matters" and each time period described in this Section 9.1, an applicable "Survival Period"). If the Merger is completed, all covenants and agreements of the parties (including the covenants and agreements set forth in

Article VI) shall expire and be of no further force or effect as of the Closing, except to the extent such covenants and agreements provide that they are to be performed after the Closing. The parties acknowledge that the time periods set forth in this Article IX and elsewhere in this Agreement for the assertion of claims and notices under this Agreement are the result of arms'-length negotiation between the parties and that they intend for the time periods to be enforced as agreed by the parties. The parties further acknowledge that the time periods set forth in this Article IX and elsewhere in the Agreement may be shorter than otherwise provided by applicable Legal Requirements, and it is the explicit intention of the parties that (A) by contract and except with respect to Special Matters, and as otherwise expressly provided in this Agreement, the statute of limitations with respect to claims brought with respect to such representations and warranties shall be reduced to such one (1) year period and (B) the representations and warranties of the Company are being made solely as of the Agreement Date and the Closing Date.

9.2    Indemnification by Company Holders.

Each Company Holder, severally (in accordance with each Company Holder's Pro Rata Portion of the Damages) and not jointly and subject to Section 9.3(d), shall hold harmless and indemnify Parent and its Subsidiaries, and each of their respective officers, directors, employees, successors and assigns (each of the foregoing being referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all losses, liabilities, damages, fees, obligations, judgments, settlements, interest, penalties, fees, Proceedings, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals incurred by an Indemnified Person (collectively, "Damages"), whether or not due to a Third Party Claim, arising out of, or resulting from (and without duplication):

(a)any breach of any representation or warranty made by the Company in this Agreement, the Closing Certificates or the Escrow Agreement;

(b)any breach of the covenants or agreements made by the Company in this Agreement or the Escrow Agreement;

(c)any Pre-Closing Taxes;

(d)any amounts the Company Holders are required to reimburse Parent pursuant to the last sentence of Section 2.7(c); and

(e)any inaccuracies in the Consideration Spreadsheet, including the amounts of Closing Date Debt and Transaction Expenses.

9.3    Limitations; Exclusive Remedy.

The entitlement of any Indemnified Persons to be indemnified pursuant to this Article IX shall be subject to each of the following principles and qualifications:
(a)    No claim for Damages pursuant to Section 9.2 may be asserted by any Indemnified Person after the expiration of the applicable Survival Period; provided,

however, that claims asserted in a Claim Notice in accordance with Section 9.4 prior to the expiration of the applicable Survival Period shall survive expiration of the applicable Survival Period until the resolution of such claim in accordance with this Article IX.

(b)    No claim for Damages shall be made pursuant to Section 9.2(a) unless the aggregate amount of all Damages for which claims are made pursuant to Section 9.2(a) by Indemnified Persons exceeds $620,000 (the "Threshold Amount"). If the total amount of Damages exceeds the Threshold Amount, then the Indemnified Persons shall be entitled, subject to the terms and conditions of this Article IX, to be indemnified against and compensated and reimbursed for all Damages including the Threshold Amount. The Threshold Amount shall not apply to claims for fraud or intentional misrepresentation.

(c)    The amount of any Damages that are subject to indemnification under this Article IX shall be calculated net of the amount of (i) any insurance proceeds actually received by the Indemnified Persons in connection with such Damages, (ii) any reserve provided for the item in question in the Latest Balance Sheet, (iii) any adjustments to the Total Merger Consideration pursuant to Section 3.2(d) with respect to the subject matter in dispute and (iv) any amounts actually recovered by an Indemnified Person from another Person in respect of such Damages. Damages shall not include any amount reflected in clauses (i)(a)-(f) of the definition of Total Merger Consideration.

(d)    Other than claims based upon the Special Matters, Pre-Closing Taxes, fraud or intentional misrepresentation ("Limitation Exceptions"), from and after the Closing, recourse of Parent and any other Indemnified Person to the Escrow Fund pursuant to this Agreement and the Escrow Agreement shall be the sole and exclusive remedy of Parent and any other Indemnified Persons for Damages for matters related to this Agreement and the transactions contemplated hereby. For clarity, claims based on the Limitations Exceptions shall remain subject to the procedures set forth in Sections 9.4, 9.5 and 9.6. Notwithstanding the foregoing, any claims following the Closing based upon the Limitation Exceptions must be made, first, against the Escrow Fund, and only once all amounts in the Escrow Fund have been paid out to the applicable parties may claims be made directly against the applicable Company Holders for Damages based upon the Limitation Exceptions. To the extent there are claims based upon the Limitation Exceptions and claims not based upon the Limitation Exceptions and the amount of such claims is (in the aggregate) in excess of the Escrow Fund, Damages not based upon the Limitation Exceptions will be charged against the Escrow Fund prior to the Damages based upon the Limitation Exceptions. Notwithstanding anything to the contrary set forth herein, the right of Parent or any other Indemnified Person to recover Damages from a Company Holder in connection with a claim related to the Limitation Exceptions shall be limited to the Company Holder's Pro Rata Portion of the Damages and in no event exceed the amount of consideration actually received by such Company Holder pursuant to Article II and the Company Sale Bonus Plan.

(e)    Except for Damages that result from a Third Party Claim and are actually paid by the Indemnified Person, in no event shall any Company Holder be liable for any punitive or, to the extent they are reasonably foreseeable, special, consequential, exemplary or other similar damages, including diminution in value, lost profits, lost revenues, or loss of business opportunity or reputation. No Company Holder shall be obligated to indemnify any Indemnified Person with respect to (i) any representation, warranty, covenant, agreement or condition specifically waived in writing at or prior to the Closing, (ii) any Damages for which a Claims Notice was not duly delivered prior to the expiration of the applicable Survival Period, or (iii) any liability that was included in the Post-Closing Working Capital Statement.

(f)    The amount of any indemnification payments under this Article IX shall be deemed to reduce the Escrow Fund by each Company Holder's Pro Rata Portion of any such indemnification payments.

(g)    Notwithstanding anything to the contrary herein, in no event shall any Company Holder have any obligation to indemnify any Indemnified Person pursuant to this Article IX for any Damages related to or arising from either the amount, any diminution in value, or limitation of any Tax asset or attribute (e.g., any net operating loss carryover or tax credit carryover) of the Company or its Subsidiaries, or the ability of Parent or the Surviving Company to utilize any such Tax asset or attribute for any taxable period commencing on or after the Effective Time.

(h)    All indemnification payments made pursuant to this Article IX shall be treated by the parties as adjustments to the Total Merger Consideration, including for Tax purposes, unless otherwise required by applicable law.

9.4    Claims. Any Indemnified Person seeking indemnification hereunder shall notify in writing (the "Claim Notice") the Company Holders' Agent of any claim for Damages (a "Claim") with respect to which the Indemnified Person claims indemnification hereunder. All Claim Notices delivered under this Section 9.4 shall:

(a)    state that an Indemnified Person has determined in good faith that it has a bona fide Claim for indemnification pursuant to this Article IX;

(b)    state the amount of such Damages, if known; and

(c)    specifying in reasonable detail the material facts known to the Indemnified Person giving rise to such Claim (based upon the information then possessed by Parent).

9.5    Third Party Claims.

(a)    If any Claim against the Indemnified Person is made by, or in respect of, a third party (a "Third Party Claim"), the Indemnified Person shall promptly (and in any event within thirty (30) days following receipt of notice by such Indemnified Person of such Third Party Claim) deliver a Claim Notice to the Company Holders' Agent, accompanied by copies of all documents and information reasonably relevant to the Third Party Claim and in the Indemnified Person's possession or reasonably available to the Indemnified Person. Notwithstanding the foregoing, no delay in providing such Claim Notice within such thirty (30) day period shall affect an Indemnified Person's indemnification rights hereunder, unless (and then only to the extent that) the Company Holders or Company Holders' Agent are prejudiced by such delay.

(b)    Upon written notice to the Indemnified Person within thirty (30) days after receipt of the Claim Notice, the Company Holders' Agent shall have the right to direct, through counsel of its own choosing but reasonably acceptable to the Indemnified Person, the defense or settlement of any Third Party Claim. If the Company Holders' Agent elects to direct the defense of any Third Party Claim, the Indemnified Person shall not pay, or permit to be paid, any part of any claim or demand arising from such Third Party Claim unless (A) the Company Holders' Agent consents in writing to such payment (which consent shall not be unreasonably withheld, conditioned or delayed), (B) the Company Holders' Agent, subject to Section 9.5(c), withdraws from the defense of such Third Party Claim, or (C) a final judgment from which no appeal may be taken by or on behalf of the Company Holders' Agent is entered against the Indemnified Person for such liability. Notwithstanding the foregoing, the Company Holders' Agent shall not have a right to assume the defense of a Third Party Claim if (i) it relates to Intellectual Property and an injunction is sought in connection with the Third Party Claim or (ii) the amount of Damages that would reasonably be expected to arise from or as a result of such Third Party Claim exceeds the amount of funds then available in the Escrow Fund that are not subject to pending Claims by Parent pursuant to this Article IX. If the Company Holders' Agent does not assume, or is not permitted to assume pursuant to this Section 9.5, the defense of the Third Party Claim, the Indemnified Person shall keep the Company Holders' Agent timely apprised of the status of such Third Party Claim. The Indemnified Person shall retain the right to employ its own counsel and to participate, at its own expense, in the defense or handling of any Third Party Claim, the defense of which has been assumed by the Company Holders' Agent pursuant hereto. In any case, the Company Holders' Agent shall not settle any Third Party Claim that results in any payment or non-monetary relief by the Company, Surviving Company, Parent or any of their Subsidiaries without the Parent's prior written consent (which shall not be unreasonably delayed, withheld or conditioned and which will be deemed given if not objected to in writing within fifteen (15) days of written notice of the material terms of the settlement).

(c)    If the Company Holders' Agent does not give written notice to the Indemnified Person within thirty (30) days after receipt of the Claim Notice for a Third Party Claim that the Company Holders' Agent has elected to assume the defense of such Third Party Claim or if the Company Holders' Agent shall fail to defend or, if after commencing or undertaking any such defense, shall fail to prosecute or shall withdraw from such defense, the Indemnified Person shall have the right to undertake the defense or settlement thereof, and any costs and expenses incurred in the defense of such Third Party Claim may constitute Damages. If the Indemnified Person assumes the defense of a Third Party Claim pursuant to the terms of this Section 9.5, the Indemnified Person shall keep the Company Holders' Agent timely apprised of the status of such Third Party Claim and shall, subject to this Section 9.5, not settle such Third Party Claim without the prior written consent of the Company Holders' Agent (which shall not be unreasonably delayed, withheld or conditioned and which will be deemed given if not objected to in writing within fifteen (15) days of written notice requesting consent and setting forth the substantially final material terms of the settlement). The Indemnified Person shall keep the Company Holders' Agent timely apprised of the status of the Third Party Claim.

(d)    In connection with any defense of a Third Party Claim, each of the parties to this Agreement shall, and shall cause their respective affiliates to, cooperate in the defense or prosecution thereof and to in good faith retain and furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested by any other party in connection therewith.

9.6    Claims Procedure.

(a)    Within twenty (20) days after delivery of a Claim Notice, the Company Holders' Agent shall deliver to the Indemnified Person a Response, in which the Company Holders' Agent shall: (i) agree that the Indemnified Person is entitled to receive all of the Damages (in which case, the Company Holders' Agent and Parent shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by the Company Holders' Agent and Parent instructing the Escrow Agent to disburse the amount of Damages to the Indemnified Person), (ii) agree that the Indemnified Person is entitled to receive the Agreed Amount (in which case the Company Holders' Agent and the Parent shall deliver to the Escrow Agent, within three (3) days following the delivery of the Response, a written notice executed by the Company Holders' Agent and Parent instructing the Escrow Agent to disburse the Agreed Amount to the Indemnified Person) or (iii) dispute that the Indemnified Person is entitled to receive any of the Damages.

(b)    Following the delivery of each Claim Notice, the Company Holders' Agent and its representatives and agents, upon reasonable notice during normal business hours, shall be given reasonable access, subject to Surviving Company and Parent and their affiliates maintaining attorney-client privilege, as they may reasonably request to the books and records of the Surviving Company and reasonable access to such personnel or representatives of the Surviving Company, including the individuals responsible for the matters that are subject of the Claim Notice, as they may reasonably request solely for the purposes of investigating any disputes or responding to any matters or inquiries raised in the Claim Notice.

(c)    During the thirty (30)-day period following the delivery of a Response that reflects a Dispute, the Company Holders' Agent and the Indemnified Person shall use good faith efforts to resolve the Dispute and if such Dispute is not resolved, then such Dispute shall be resolved by a court or other determining body subject to Sections 11.8 and 11.12 hereof.

9.7    Company Holders' Agent.

(a)    Fortis Advisors LLC, a Delaware limited liability company, is hereby appointed as Company Holders' Agent ("Company Holders' Agent"), and Fortis Advisors LLC, a Delaware limited liability company, hereby accepts such appoint. The

Company and the Company Holders designate the Company Holders' Agent, with full power of substitution and resubstitution, as the Company Holders' representative and true and lawful attorney-in-fact and agent to act in each Company Holder's name, place and stead with respect to all matters arising in connection with this Agreement after Closing, including the power and authority, in its sole discretion, to do the following, which such actions shall be deemed to be facts ascertainable outside this Agreement and shall be binding on the Company Holders:

(i)give and receive notices and communications to or from Parent (on behalf of itself or of any other Indemnified Person) relating to this Agreement, the Escrow Agreement or any of the transactions and other matters contemplated hereby or thereby;

(ii) authorize deliveries to Parent of cash from the Escrow Fund in satisfaction of Claims asserted by Parent (on behalf of itself or any other Indemnified Person) and cash from the Escrow Fund in satisfaction of amounts payable by Company Holders as a result of consideration adjustments pursuant to Section 3.2;

(iii)object to any Dispute Notice provided by Parent or any Parent Indemnified Person or any adjustments to the Post-Closing Working Capital Statement proposed by Parent in connection with Section 3.2;

(iv)defend any Third Party Claim, including choosing counsel and other advisors and incurring related costs in connection with the defense of any Third Party Claim;

(v)consent or agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, any dispute that may arise under or in connection with this Agreement or any other agreement or document executed in connection with or contemplated by this Agreement, including with respect to any Dispute Notice or matter contemplated by Section 3.2;

(vi)consent or agree to any amendment to this Agreement; and

(vii)take all actions necessary or appropriate in the judgment of the Company Holders' Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.

(b)    The appointment of the Company Holders' Agent may not be revoked except that the Company Holders' Agent may be removed as the Company Holders' Agent and replaced with another individual by written agreement of the Company (if prior to the Closing) and Company Holders entitled to receive a majority of the Total Merger Consideration. The Company Holders' Agent may resign at any time upon giving sixty (60) days' prior written notice of such resignation to Parent, Company (prior to Closing) and Company Holders entitled to receive a majority of the Total Merger Consideration. In the event of resignation, a new Company Holders' Agent will be appointed in the same manner as the replacement of the Company Holders' Agent.

(c)    The Company Holders' Agent shall not be liable to the Company or any Company Holder for any act done or omitted hereunder as the Company Holders' Agent, except to the extent that such conduct has been finally determined by a court of competent jurisdiction to have resulted from gross negligence, bad faith or willful misconduct. The Company Holders' Agent shall serve as the Company Holders' Agent with compensation separately agreed to in writing with the Company prior to the execution of this Agreement, which compensation being considered Transaction Expenses. Each of the Company Holders shall, severally (in accordance with each Company Holder's Pro Rata Portion of the Total Merger Consideration) and not jointly, indemnify and hold harmless the Company Holders' Agent any loss, liability or expense (including but not limited to the reasonable fees and expenses of any legal counsel retained by the Company Holders' Agent) incurred without gross negligence, willful misconduct or bad faith on the part of the Company Holders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder. Certain Company Holders (the "Advisory Group") have concurrently herewith entered into a letter agreement with the Company Holders' Agent regarding direction to be provided by the Advisory Group to the Company Holders' Agent. The Advisory Group shall incur no liability to the Company Holders for any liability incurred by the members of the Advisory Group while acting in good faith and arising out of or in connection with the acceptance or administration of their duties (it being understood that any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith), even if such act or omission constitutes negligence on the part of the Advisory Group or one of its members. No provision of this Agreement or the Escrow Agreement shall require the Company Holders' Agent to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement or the Escrow Agreement. Without limiting the generality of the foregoing, with the prior written consent of the Advisory Group, the Company Holders' Agent is authorized to deduct from any payment due to the Company Holders pursuant to this Agreement and/or the Escrow Agreement the amount of such reimbursement or indemnified losses described herein, including any amounts actually payable to the Company Holders from the Escrow Fund or Company Holders' Agent Fund.

(d)    Parent shall pay an aggregate of fifty thousand dollars ($50,000) (the "Company Holders' Agent Fund") to a segregated account with the Escrow Agent. The Company Holders' Agent Fund shall be available as a fund to satisfy the Company Holders' Agent expenses or any Company Transaction Expenses or any other matter that the Company Holders' Agent deems appropriate in its reasonable discretion and in connection with the services to be provided by the Company Holders' Agent in connection with the transactions contemplated by this Agreement. Concurrently with the distribution of the Escrow Fund, the Escrow Agent shall distribute any amounts remaining in the Company Holders' Agent Fund to the Company Holders in accordance with each such Company Holder's Pro Rata Portion (and shall pay to the Company, or its designated payroll processor, by wire transfer in immediately available funds, the amount payable to the Company Optionholders pursuant to this Section 9.7(d), in accordance with each Company Optionholders Pro Rata Portion as set forth on the Consideration Spreadsheet for distribution to the Company Optionholders pursuant to the Company's payroll practices).

(e)    Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Company Holders' Agent shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Holders and shall be final, binding and conclusive upon each Company Holder; and Parent shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every Company Holder. Parent is hereby relieved from any liability to any Person for any acts done by it in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Company Holders' Agent.

(f)    The Company Holders' Agent represents and warrants that it has full power and authority to execute and deliver this Agreement and all other agreements contemplated hereby to which the Company Holders' Agent is a party and undertake its obligation contemplated hereby and thereby. This Agreement and all other agreements contemplated hereby to which Company Holders' Agent is a party have been (and, in the case of such other agreements, at Closing will be) duly executed and delivered by the Company Holders' Agent and constitute (or in the case of the other agreements, will constitute) the valid and binding agreements of the Company Holders' Agent, enforceable against the Company Holders' Agent in accordance with their terms, except as enforceability hereof or thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and limitations on the availability of equitable remedies.

ARTICLE X

TAX MATTERS

10.1    Responsibility for Filing Tax Returns. Parent shall prepare and file or cause to be prepared and filed all Tax Returns for the Company and its Subsidiaries that are filed after the Closing Date, and shall pay or cause to be paid all Taxes to which such Tax Returns relate, subject to this Section 10.1 and Parent's right to indemnification pursuant to Section 9.2(c). Parent shall prepare any Tax Return that relates to a Pre-Closing Tax Period in accordance with the past custom and practice of the Company and its Subsidiaries in filing such Tax Returns (except as otherwise required by applicable law). Parent shall permit Company Holders' Agent to review and comment on each material Tax Return described in the preceding sentence that relates to a Pre-Closing Tax Period prior to filing, and Parent will incorporate any comments reasonably requested by Company Holders' Agent. Not later than five (5) days prior to the due date for payment of Taxes with respect to any such Tax Return, the Company Holders' Agent shall cause the Escrow Agent to pay to Parent out of the Escrow Fund an amount equal to the Pre-Closing Taxes shown to be due thereon.

10.2    No Section 338(g) Elections. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not make or cause to be made, an election under Section 338(g) of the Code (and any corresponding or similar provision of state or local Tax law) with respect to the purchase or deemed purchase hereunder of the shares of stock of the Company or any of its Subsidiaries.

10.3    Indemnification for Post-Closing Subpart F Income.  Parent indemnifies the Company Holders against any increase in Taxes resulting from any Subpart F income (as defined in Section 952 of the Code) realized by the Company on or after the Closing Date.

10.4    Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any Taxes based on or measured by income, receipts, or payroll of the Surviving Company and its Subsidiaries for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and the amount of other Taxes of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

10.5    Cooperation. Parent and Company Holders' Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to Section 10.1 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and Company Holders' Agent further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any Tax Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement).

10.6    Tax Sharing Agreements. All Tax allocation, sharing or similar agreements with respect to or involving the Company and its Subsidiaries shall be terminated as of the Closing Date and, after the Closing Date, neither the Company nor its Subsidiaries shall be bound thereby or have any liability thereunder.

10.7    Certain Taxes and Fees. Notwithstanding anything herein to the contrary, all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne by Parent

10.8    Section 280G Approval. Prior to Closing, the Company shall submit to its stockholders in a manner satisfying the requirements of Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder, any payments and/or benefits that may separately or in the aggregate, constitute "parachute payments," within the meaning of Section 280G(b)(2) of the Code and the applicable rulings and final regulations thereunder ("Section 280G Payments"), such that the deduction of such payments and benefits will not be limited by the application of Section 280G of the Code and the applicable rulings and final regulations thereunder. Prior to Closing, the Company shall deliver to Parent certification that (i) the Company stockholder vote was solicited in conformity with Section 280G(b)(5)(B) of the Code and the applicable rulings and final regulations thereunder and that either (i) the requisite Company stockholder approval was obtained with respect to any Section 280G Payments that were subject to the Company stockholder vote, or (ii) that the Company stockholder approval of Section 280G Payments was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent that they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers (as applicable) of those payments and/or benefits duly executed by the affected individuals prior to the Company stockholder vote. The Company shall forward to Parent prior to submission to the Company's stockholders copies of all documents prepared by the Company in connection with this Section 10.7 for Parent's review and approval, which approval shall not be unreasonably withheld or delayed.

ARTICLE XI

GENERAL PROVISIONS

11.1    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i)if to Purchaser Parent, Parent or Sub, to:

Lattice Semiconductor Corporation
5555 NE Moore Court
Hillsboro, Oregon 97124-6421
Attention: Byron Milstead, Corporate Vice
President and General Counsel
Facsimile No.:    (503) 268-8077

with a copy (which shall not constitute notice) to:

Perkins Coie LLP
1120 NW Couch Street, Tenth Floor
Portland, OR 97209-4128
Attention: Roy W. Tucker
M. Christopher Hall
Facsimile No.: (503) 727-2222

(ii)if to the Company prior to Closing, to:

SiliconBlue Technologies Ltd.
c/o SiliconBlue Technologies Corporation
3255 Scott Blvd., Bld. 7 Suite 101
Santa Clara, California 95054
Attention: Kapil Shankar
Facsimile No.: (408)727-6085

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
950 Page Mill Road
Palo Alto, CA 94304
Attention: Joseph K. Wyatt
Facsimile No.: (650) 858-6100

(iii)If to the Company Holders' Agent, to:

Fortis Advisors LLC
10505 Sorrento Valley Road, Suite 220
San Diego, California 92121
Attention: Notices Department
Facsimile No.: (858) 408-1843

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
950 Page Mill Road
Palo A lot, CA 94304
Attention: Joseph K. Wyatt
Facsimile No.: (650) 858-6100

11.2    Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of, or an Exhibit or Schedule to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." Any undefined accounting term shall have the meaning assigned to it pursuant to GAAP. Unless the context of this Agreement otherwise requires: (a) words of any gender include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereunder" and derivative or similar words refer to this entire Agreement and (d) all dollar figures and other monetary denominations are in United States dollars. Whenever a document is said to be "made available" or similar language, it means that a true, correct and complete copy, including all amendments and supplements, have been posted in the applicable folder in the electronic due diligence data room hosted by RR Donnelly under the name Project Milan at least two (2) days prior to the Agreement Date.

11.3    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood that all parties hereto need not sign the same counterpart.

11.4    Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the Escrow Agreement, including all the exhibits attached hereto, and the Schedules, including the Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms, (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that (i) Section 6.11 is intended to benefit the Company Indemnified Parties and such Company Indemnified Parties are third party beneficiaries of such Section 6.11 and (i) Article IX is intended to benefit Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

11.5    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent may assign this Agreement to any direct or indirect wholly owned subsidiary of Parent without the prior consent of the Company; provided, however, that Parent shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

11.6    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.7    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

11.8    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state's principles of conflicts of law. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of United States federal court located in the Northern District of California or any California state court located in Santa Clara County, California, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such state or federal court in the State of California. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 11.1 or in such other manner as may be permitted by applicable Legal Requirements, shall be valid and sufficient service thereof. With respect to any particular Proceeding, venue shall lie solely in the California as set forth in this Section 11.8.

11.9    No Disqualification. Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale") has represented the Company and the Company Holders and the Company Holders' Agent. All of the Parties recognize the community of interest that exists and will continue to exist until the Closing, and the Parties agree that such community of interest should continue to be recognized after the Closing. Specifically, the parties agree that (a) Parent shall not, and shall cause the Surviving Company to not, seek to have WilmerHale disqualified from representing any Company Holder or the Company Holders' Representative in connection with any dispute that may arise between the Company Holders and/or the Company Holders' Agent, on the one hand, and Parent or the Surviving Company or any Indemnified Person, on the other hand, in connection with this Agreement or any of the transactions contemplated hereby, and (b) in connection with any dispute that may arise between the Company Holders and/or the Company Holders' Agent, on the one hand, and Parent or the Surviving Company or any Indemnified Person, on the other hand, the Company Holders and/or the Company Holders' Agent who are involved in such dispute (and not Parent or the Surviving Company) will have the right to decide whether or not to waive any attorney client privilege that may apply to any communications between the Company and WilmerHale that occurred before the Closing.

11.10    Representations, Warranties and Covenants of Purchaser Parent.

(a)Purchaser Parent represents and warrants to the Company that: (a) it is duly organized and validly existing under the laws of the State of Delaware, with full corporate power and authority to conduct its business as currently conducted and to own and use the properties owned and used by it. All corporate action on the part of Purchaser Parent and its officers, directors and shareholders necessary for the authorization, execution, delivery and performance of this Agreement, and the performance of all of Purchaser Parent's obligations under this Agreement has been taken. This Agreement has been duly executed and delivered by Purchaser Parent, and this Agreement is (assuming the due authorization, execution and delivery by the other parties hereto and thereto) a legal, valid and binding obligation of Purchaser Parent, enforceable against Purchaser Parent in accordance with its terms, except to the extent that enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by the principles of equity regarding the availability of remedies.

(b)As of the Agreement Date, Purchaser Parent has, and as of the Closing Date will have, sufficient cash in immediately available funds to pay the amounts which are required to be paid by Parent and Sub pursuant to this Agreement, including the Total Merger Consideration and all of Parent's fees and expenses in order to consummate the transactions contemplated by this Agreement.

(c)Purchaser Parent absolutely, unconditionally and irrevocably guarantees to the Company, the Company Holders and the Company Holders' Agent the complete and timely performance and payment of each and every Guaranteed Obligation, including without limitation the payment of the Total Merger Consideration pursuant to the terms and conditions of this Agreement. Without limiting the foregoing, Purchaser Parent hereby covenants and agrees that, if Parent or Sub shall fail to pay or perform in full when due any Guaranteed Obligations, Purchaser Parent shall promptly pay or perform the same in full, without demand or notice whatsoever.

(d)The Guaranteed Obligations under this Section 11.10 are absolute, unconditional and irrevocable and shall remain in full force and effect until all of the Guaranteed Obligations have been satisfied and discharged in full, in each case irrespective of the validity or enforceability of this Agreement or the Escrow Agreement. The guarantee hereunder shall constitute a continuing guarantee and shall apply to all Guaranteed Obligations whenever and wherever arising, and shall survive any termination of the this Agreement or the Escrow Agreement with respect to any obligations of the Parent or Sub that survive the termination thereof.

(e)Purchaser Parent hereby expressly waives any and all (i) notice or proof of reliance by the Company, the Company Holders, the Company Holders' Agent or any other Person upon this Section 11.10, (ii) any requirement of acceptance of this Section 11.10 or notice of such acceptance, (iii) notice of the creation, renewal, extension, amendment, modification or accrual of any of the Guaranteed Obligations, (iv) diligence, presentment, demand, protest, notice or other requirements whatsoever relating to the Guaranteed Obligations, or (v) requirement that the Company, the Company Holders or the Company Holders' Agent file a claim with a court in the event of the bankruptcy, insolvency, rehabilitation, liquidation, dissolution or receivership of the Purchaser Parent or any of its Affiliates. Purchaser Parent covenants and agrees that the provisions of this Section 11.10 shall not be satisfied or discharged except by complete and timely performance of all of the Guaranteed Obligations.

(f)Notwithstanding anything else to the contrary, in no event shall the obligations of Purchaser Parent under this Section 11.10 be greater than those of Parent and Sub pursuant to this Agreement and the Escrow Agreement.

11.11    Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

11.12    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, each of Purchaser Parent, Parent, Sub, the Company Holders' Agent and the Company has caused this Agreement and Plan of Merger to be executed and delivered by its respective officer thereunto duly authorized, all as of the date first written above.
LATTICE SEMICONDUCTOR CORPORATION, solely as to Section 11.10 of this Agreement

By:    /s/ Darin G. Billerbeck
Name:      Darin G. Billerbeck
Title:    Chief Executive Officer

LATTICE SEMICONDUCTOR LTD.

By:    /s/ Byron W. Milstead
Name:      Byron W. Milstead
Title:    Vice President

AFF INV ACQUISITION CORPORATION

By:    /s/ Joe Bedewi
Name:      Joe Bedewi
Title:    Vice President

Signature page to Agreement and Plan of Merger

SILICONBLUE TECHNOLOGIES LTD.

By:    /s/ Kapil Shankar
Name: Kapil Shankar
Title:    Chief Executive Officer

Signature page to Agreement and Plan of Merger

FORTIS ADVISORS LLC, AS COMPANY HOLDERS' AGENT

By:    /s/ Adam Lezack
Name:     Adam Lezack
Title:    Managing Director

Signature page to Agreement and Plan of Merger